SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
To
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934
SUNTRON CORPORATION
(Name of the Issuer)

SUNN ACQUISITION CORPORATION
THAYER-BLUM FUNDING III, L.L.C.
THAYER | HIDDEN CREEK PARTNERS, L.L.C.
TC EQUITY PARTNERS IV, L.L.C.
THAYER | HIDDEN CREEK MANAGEMENT, L.P.
TC CO-INVESTORS IV, L.L.C.
THAYER EQUITY INVESTORS IV, L.P.
TC MANUFACTURING HOLDINGS, L.L.C.
TC KCO, L.L.C.
(Name of Persons Filing Statement)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
86789P 10 0
(CUSIP Number of Class of Securities)
Daniel F. Moorse
Thayer-Blum Funding III, L.L.C.
1455 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
(202) 371-0150
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)
with copy to:
Michael L. Kaplan, Esq.
Jeremy D. Zangara, Esq.
Greenberg Traurig, LLP
2375 E. Camelback Road
Suite 700
Phoenix, AZ 85016
(602) 445-8000
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☑	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if this is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$3,134,771.20	$96.24

*	Calculated, for the purposes of determining the filing fee only, under the Securities Exchange Act of 1934. Assumes the purchase of 2,725,888 shares of Common Stock, par value $0.01 per share, of Suntron Corporation at $1.15 per share.

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 96.24
Form or Registration No.: Schedule 13E-3(005-78138)
Filing Party: Thayer-Blum Funding III, L.L.C. and SUNN Acquisition Corporation
Date Filed: October 3, 2007

SUMMARY TERM SHEET
     This summary and the remainder of this Transaction Statement on Schedule 13E-3 include information describing the “going private” merger involving Suntron Corporation and SUNN Acquisition Corporation, how it affects you, what your rights are with respect to the merger as a stockholder of Suntron Corporation, and the position of the people listed on the cover of the Schedule 13E-3 above the caption “Name of Persons Filing Statement,” who are referred to herein as the “Filing Persons,” on the fairness of the merger to you.
Purpose of the Merger (Page 2).
     SUNN Acquisition Corporation, a Delaware corporation (“SUNN Acquisition”), owns approximately 90.1% of the outstanding shares of Suntron Corporation (“Suntron”) common stock. SUNN Acquisition intends to merge with and into Suntron as a means of acquiring all of the other shares of Suntron common stock and to provide a source of liquidity to holders of those shares. Suntron will be the surviving entity of the merger, with the result that it will be 100% owned by SUNN Acquisition’s common stockholders.
Principal Terms of the Merger.
     The Merger (Pages 1 and 23). SUNN Acquisition is a recently formed company created by several of Suntron’s common stockholders. These stockholders contributed all of the shares of Suntron common stock that they owned to SUNN Acquisition in exchange for shares of common stock of SUNN Acquisition. As a result of this contribution, SUNN Acquisition owns approximately 90.1% of Suntron’s outstanding shares. As soon as practicable, SUNN Acquisition will merge with and into Suntron in a “short form” merger under Section 253 of the Delaware General Corporation Law (the “DGCL”). SUNN Acquisition does not intend to enter into a merger agreement with Suntron or to seek the approval of the directors of Suntron for the merger. Stockholders of Suntron will not be entitled to vote their shares with respect to the merger.
     Merger Price (Page 1). Upon the effectiveness of the merger, each share of Suntron stock not owned by any of the Filing Persons will automatically be converted into the right to receive $1.15 in cash, without interest.
     Suntron Shares Outstanding; Ownership by SUNN Acquisition (Pages 1 and 5-6). As of October 3, 2007, a total of 27,618,639 shares of Suntron common stock were outstanding. In addition, as of October 3, 2007, 2,176,458 options to purchase shares of Suntron common stock were outstanding. However, 1,945,826 of these options are exercisable at a price in excess of $1.15 per share. In connection with the merger, (a) all options to purchase shares of Suntron common stock outstanding at an exercise price of $1.15 per share or greater will be cancelled and the option holders will receive no consideration therefor; and (b) all options to purchase shares of Suntron common stock outstanding at an exercise price of less than $1.15 per share will be cancelled and the holders of such options will receive a cash payment amount equal to the number of shares of Suntron common stock subject to these options multiplied by the difference between (i) $1.15 and (ii) the exercise price of such options, which cash payment amount (after reducing such amount by applicable tax withholdings) shall be paid to such option holders. As of October 3, 2007, SUNN Acquisition owned a total of 24,892,751 shares of Suntron common stock, or approximately 90.1% of the outstanding shares of Suntron common stock.
     Payment for Shares (Page 23). SUNN Acquisition will pay you for your shares of Suntron common stock promptly after the effective date of the merger. Instructions for surrendering your stock certificates will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which will be mailed to stockholders of record of Suntron within 10 calendar days following the date the merger becomes effective and should be read carefully. Please do not submit your stock certificates before you have received these documents. Sending us your stock certificates with a properly signed Letter of Transmittal will waive your appraisal rights described below. See Item 4 “Terms of the Transaction” beginning on Page 23 of this Schedule 13E-3.

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     Source and Amount of Funds (Page 29). The total amount of funds expected to be required by SUNN Acquisition to pay the merger price for Suntron common stock in the merger, and to pay related fees and expenses, is estimated to be approximately $3.4 million, assuming no outstanding options to acquire Suntron common stock are exercised prior to the merger. SUNN Acquisition intends to borrow the funds necessary to pay the merger price and all related fee and expenses from Thayer Equity Investors IV, L.P., an affiliate of SUNN Acquisition and a Filing Person, and U.S. Bank National Association. The completion of the merger is subject to the completion of the financing on terms that are acceptable to the Filing Persons and the consent of Suntron’s lenders.
The Filing Persons’ Position on the Fairness of the Merger (Page 7).
     The Filing Persons have concluded that the merger is both substantively and procedurally fair to the unaffiliated stockholders of Suntron, based primarily on the following factors:
•	The market for Suntron’s shares of common stock has been highly illiquid with average daily trading volume of 7,259 shares during the three-month period ended October 2, 2007. Though the closing price for Suntron common stock on October 2, 2007 was $1.21, the opportunity for a significant number of shares of Suntron common stock to be sold in the market in the foreseeable future, without substantially reducing the market price, is remote.

•	The merger will enable the unaffiliated stockholders of Suntron to realize cash for their shares, which would otherwise be difficult given the illiquidity of the market for shares of Suntron common stock.

•	Suntron will no longer be subject to the costly reporting and other disclosure requirements of the Securities Exchange Act of 1934, including those instituted under the Sarbanes-Oxley Act of 2002. Furthermore, Suntron will avoid the significant additional costs of complying with Section 404 of Sarbanes-Oxley, which would otherwise begin to be incurred in late 2007 and which would negatively impact Suntron’s future financial results.

•	The unaffiliated stockholders of Suntron are entitled to exercise appraisal rights and demand “fair value” for their shares as determined by the Delaware Court of Chancery, which may be determined to be more or less than the cash amount offered in the merger. See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger” and Item 4 “Terms of the Transaction” beginning on Pages 2 and 23, respectively, of this Schedule 13E-3.
     See “Special Factors—Fairness of the Merger—Position of the Filing Persons as to the Fairness of the Merger,” beginning on Page 7 of this Schedule 13E-3.
Consequences of the Merger (Page 5).
     Completion of the merger will have the following consequences:
•	Suntron will be a privately held corporation, with the stockholders of SUNN Acquisition owning 100% of the equity interest in Suntron and its business.

•	Only the stockholders of SUNN Acquisition will have the opportunity to participate in the future earnings and growth, if any, of Suntron. Similarly, only the stockholders of SUNN Acquisition will face the risk of losses generated by Suntron’s operations or the decline in value of Suntron after the merger.

•	The shares of Suntron common stock will no longer be publicly traded. In addition, Suntron will no longer be subject to the reporting and other disclosure requirements of

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the Securities Exchange Act of 1934, including requirements to file annual and other periodic reports or to provide the type of going private disclosure contained in this Schedule 13E-3.

•	Subject to the exercise of statutory appraisal rights, each of your shares will be converted into the right to receive $1.15 per share in cash, without interest.
Appraisal Rights (Page 24).
     You have a statutory right to dissent from the merger and demand payment of the fair value of your Suntron shares as determined in a judicial appraisal proceeding in accordance with Section 262 of the DGCL, plus interest, if any, from the date of the merger. This value may be more or less than the $1.15 per share in cash consideration offered in the merger. In order to qualify for these rights, you must make a written demand for appraisal within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights and otherwise comply with the procedures for exercising appraisal rights set forth in the DGCL. The statutory right of dissent is set out in Section 262 of the DGCL and is complicated. A copy of Section 262 is attached as Exhibit (f) hereto. Any failure to comply with its terms will result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right of dissent are encouraged to seek advice from legal counsel. See Item 4(d) “Terms of the Transaction—Appraisal Rights” beginning on Page 24 of this Schedule 13E-3.
Where You Can Find More Information (Page 21).
     More information regarding Suntron is available from its public filings with the Securities and Exchange Commission. See Item 2 “Subject Company Information” and Item 3 “Identity and Background of Filing Persons” beginning on Pages 21 and 22, respectively, of this Schedule 13E-3.

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INTRODUCTION
     This Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by SUNN Acquisition Corporation, a Delaware corporation (“SUNN Acquisition”), Thayer-Blum Funding III, L.L.C., a Delaware limited liability company and majority stockholder of SUNN Acquisition (“Thayer-Blum”), Thayer | Hidden Creek Partners, L.L.C., a Delaware limited liability company (“Thayer | Hidden Creek Partners”), TC Equity Partners IV, L.L.C., a Delaware limited liability company (“TC Equity Partners”), Thayer | Hidden Creek Management, L.P., a Delaware limited partnership (“Thayer | Hidden Creek Management”), TC Co-Investors IV, L.L.C., a Delaware limited liability company (“TC Co-Investors”), Thayer Equity Investors IV, L.P., a Delaware limited partnership (“Thayer Equity”), TC Manufacturing Holdings, L.L.C., a Delaware limited liability company (“TC Manufacturing”), and TC KCo, L.L.C., a Delaware limited liability company (“TC KCo,” and together with Thayer | Hidden Creek Partners, TC Equity Partners, Thayer | Hidden Creek Management, TC Co-Investors, Thayer Equity, and TC Manufacturing, the “Thayer Entities”), pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder. The Thayer Entities, together with SUNN Acquisition and Thayer-Blum, are referred to in this Schedule 13E-3 as the “Filing Persons.” This Schedule 13E-3 is being filed in connection with a short-form merger (the “Merger”) of SUNN Acquisition with and into Suntron Corporation, a Delaware corporation (“Suntron”), pursuant to Section 253 of the Delaware General Corporation Law (the “DGCL”). The effective date (the “Effective Date”) of the Merger is expected to be December 7, 2007 or as soon thereafter as possible.
     As of October 3, 2007, there were issued and outstanding 27,618,639 shares of common stock, $0.01 par value per share (the “Shares”), of Suntron. As of October 3, 2007, SUNN Acquisition held a total of 24,892,751 Shares, or approximately 90.1% of the total Shares outstanding. On the Effective Date, SUNN Acquisition intends to acquire the Shares that SUNN Acquisition does not then own through the Merger.
     Upon the consummation of the Merger, each outstanding Share will be cancelled and each outstanding Share (other than Shares held by SUNN Acquisition and stockholders of Suntron who properly exercise statutory appraisal rights under the DGCL) will be automatically converted into the right to receive $1.15 per Share in cash (the “Merger Price”), without interest, upon surrender of the certificate for such Share to Computershare Trust Company, Inc. (the “Paying Agent”). The Paying Agent’s address and telephone number are: 350 Indiana Street, Suite 800, Golden, Colorado 80401, Attn: Sean Mclimans, (303) 262-0789.
     Instructions with regard to the surrender of stock certificates, together with a description of statutory appraisal rights, will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, which documents will be mailed to stockholders of record of Suntron within 10 calendar days following the Effective Date and should be read carefully.
     Under the DGCL, no action is required by the Board of Directors or the stockholders of Suntron, other than SUNN Acquisition, for the Merger to become effective. Suntron will be the surviving corporation in the Merger. As a result of the Merger, the stockholders of SUNN Acquisition (the “SUNN Acquisition Stockholders”) will be the only stockholders of Suntron.
     As of October 3, 2007, options to purchase a total of 2,176,458 Shares (the “Options”) were outstanding. The exercise prices of the outstanding Options range from $0.01 to $52.52. In connection with the Merger, (a) all Options outstanding at an exercise price of $1.15 per share or greater will be cancelled and the option holders will receive no consideration therefor; and (b) all Options outstanding at an exercise price of less than $1.15 per share will be cancelled and the holders of such Options will receive a cash payment amount equal to the number of shares of Suntron common stock subject to these options multiplied by the difference between (i) $1.15 and (ii) the exercise price of such options, which cash payment amount (after reducing the amount for applicable tax withholdings) shall be paid to such option holders.
     This Schedule 13E-3 and the documents incorporated by reference in this Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief, or current expectations of the Filing Persons, including statements concerning the Filing Persons’ strategies following completion of the Merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as general economic conditions and specific conditions in the electronics industry, including the aerospace and defense and semiconductor capital equipment market segments of the electronics industry; the timing and volume of orders from the small number of customers Suntron depends on; Suntron’s ability to attract new customers and retain existing customers; cash availability/liquidity; changes or cancellations in customer orders; the risks inherent with predicting cash flows, revenue and earnings outcomes as well as other factors identified as “Risk Factors” or otherwise described in Suntron’s filings with the Securities and Exchange Commission (the “Commission”) from time to time.
SPECIAL FACTORS
PURPOSE, ALTERNATIVES, REASONS, AND EFFECTS OF THE MERGER
Purposes
     On October 3, 2007, the Board of Directors of SUNN Acquisition authorized the management of SUNN Acquisition to proceed with a proposal to merge SUNN Acquisition with and into Suntron. The purpose of the Merger is for the SUNN Acquisition Stockholders to acquire the minority public interest in Suntron and to provide Suntron’s stockholders other than SUNN Acquisition (the “Unaffiliated Stockholders”) with $1.15 in cash, without interest, for each of their Shares. Following the Merger, the SUNN Acquisition Stockholders will hold 100% ownership of Suntron. SUNN Acquisition believes that the extremely limited trading volume in the Shares makes ownership of the Shares unattractive to the Unaffiliated Stockholders because the Shares are not readily saleable in the public market. SUNN Acquisition also believes that, given Suntron’s very small public float (estimated to be approximately $3.3 million as of October 2, 2007), the costs of maintaining Suntron’s status as a public company are not justified.
Background
     Thayer-Blum acquired its shares of Suntron common stock in 2002. Since that time, Thayer-Blum has monitored the performance of Suntron and considered and assessed its investment in Suntron from time to time. In connection with its assessments of its Suntron investment, Thayer-Blum has considered potential strategic transactions, business combinations, and other alternatives to maximize the value of its investment. However, Thayer-Blum determined to retain its investment in Suntron, a business combination transaction was not pursued and Thayer-Blum continued to monitor the performance of Suntron.
     During 2005, one of Suntron’s competitors approached representatives of Blum Capital Partners, L.P. (“Blum Capital Partners”), a member of Thayer-Blum, to express their interest in possibly acquiring 100% of Suntron’s stock. Suntron’s board of directors formed a committee to pursue discussions with the competitor. While preliminary discussions were held, these discussions were discontinued as no formal offer was forthcoming and none of Suntron, Thayer-Blum, Blum Capital Partners or any other member of Thayer-Blum has received an offer regarding this possible acquisition or any other third party acquisition.
     During the fall of 2006, during the course of its regular review of its Suntron investment, Thayer Equity and Thayer-Blum discussed the status of its investment in Suntron, the company’s efforts to achieve profitability, and possible alternatives with respect to its investment, including a going private transaction. However, none of these discussions resulted in a decision by Thayer Equity or Thayer-Blum to pursue a going private transaction at such time.
     Late in the summer of 2007, Thayer Equity and Thayer-Blum again discussed the status of its investment in Suntron, the company’s continued lack of profitability, and the upcoming SOX 404 compliance deadline. Thayer Equity and Thayer-Blum continued to discuss possible alternatives either to improve Suntron’s financial performance to justify incurring the expenses of SOX 404 compliance or to eliminate the burden and cost of public company reporting, including SOX 404 compliance, on Suntron as a way to improve Suntron’s financial performance. Thayer Equity and Thayer-Blum discussed various alternatives, including staying public, a going private transaction and a third party acquisition. Because Thayer-Blum desired to retain its investment in Suntron, Thayer-Blum did not pursue a third party acquisition. With respect to a going private transaction, the filing persons discussed the various principal terms of such a transaction, the likely response of the Unaffiliated Stockholders and management of the Company to a going private transaction, the availability of financing for the proposed transaction, the ability to structure the proposed transaction as a short-form merger, and the timetable for completing the transaction.
     After numerous discussions and negotiations among Thayer Equity, Thayer-Blum and the other SUNN Acquisition Stockholders, on October 3, 2007, the SUNN Acquisition Stockholders agreed to the terms of and entered into the Contribution Agreement and filed this Schedule 13E-3 with the Securities and Exchange Commission. On the same day, Thayer-Blum and its members filed Amendment No. 1 to its Schedule 13D with the Securities and Exchange Commission.
Alternatives
     The Filing Persons believe that effecting the transaction by way of a short-form merger with SUNN Acquisition under Section 253 of the DGCL is the quickest and most cost effective way for the SUNN Acquisition Stockholders to acquire the outstanding public minority equity interest in Suntron. The Filing Persons considered and rejected the alternative of a long-form merger because of the cost and delay of obtaining the approvals of Suntron’s Board of Directors and of the Unaffiliated Stockholders of Suntron. The Filing Persons also rejected the alternative of a tender offer as it entailed additional costs and a subsequent short-form merger would likely still be required.
Reasons
     In determining whether to acquire the outstanding public minority equity interest in Suntron and to effect the Merger, the Filing Persons considered the following factors to be the principal benefits of taking Suntron private:

•	the decrease in costs associated with being a public company (for example, as a privately held entity, Suntron would no longer be required to file quarterly, annual, or other periodic reports with the Commission, publish and distribute to its stockholders annual reports and proxy statements, comply with the Sarbanes-Oxley Act of 2002 (“SOX”), or begin to comply with Section 404 of SOX (“SOX 404”) as of December 31, 2007), which the Filing Persons anticipate should result in (a) savings of approximately $687,000 per year in costs related to being a public company (excluding SOX 404 compliance costs), and (b) avoidance of approximately $2,800,000 in initial SOX 404 implementation costs in 2008, and ongoing additional costs of approximately $625,000 per year thereafter, to comply with SOX 404;

•	the elimination of additional burdens on management associated with public reporting and other tasks resulting from Suntron’s public company status, including, for example, the dedication of time by and resources of Suntron’s management and Board of Directors to stockholder inquiries and investor and public relations;

•	the greater flexibility that Suntron’s management would have to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company; and

•	the fact that the public market offers very little liquidity for investors, as average daily trading volume of Suntron’s Shares during the three-month period ended October 2, 2007 was only 7,259 Shares, and the fact that if Suntron fails to meet the listing requirement of the Nasdaq SmallCap Market to maintain a minimum bid price of $1.00 per Share (from August 7, 2007 through August 16, 2007, Suntron had eight straight days in which its minimum bid price closed at less than $1.00 per Share; however, as of October 2, 2007 Suntron’s per Share price was $1.21), investors may have no public market in which to efficiently sell their Shares.
     Most of the requirements of SOX are now effective and applicable to Suntron, and Suntron has implemented procedures intended to comply with those currently applicable requirements. However, one very substantial requirement of SOX, SOX 404, will first be applicable to Suntron for the year ending December 31, 2007. In general terms, compliance with SOX 404 will soon require the following:
•	Suntron will be required to document and test its internal control procedures; and

•	Suntron’s management will be required to assess and issue a report concerning Suntron’s internal control over financial reporting.
Additionally, Suntron’s independent registered public accounting firm will be required to attest to and report on the effectiveness of Suntron’s internal control over financing reporting for the year ending December 31, 2008 and beyond.
     These requirements, particularly with respect to SOX 404, are expected to result in immediate and significant increased expenses, including the investment of management time to implement the requirements in 2007, increased legal and consulting fees, and the increased annual charges from Suntron’s public accounting firm. The rules governing the standards that must be met for management to assess Suntron’s internal control over financial reporting are new and complex, and require significant documentation, testing, and possible remediation to meet the detailed standards under the rules. These increased expenses will negatively impact Suntron’s financial results in 2007 and beyond if Suntron remains a public company.
     The Filing Persons also considered the advantages and disadvantages of certain alternatives to acquiring the minority stockholder interest in Suntron, including leaving Suntron as a majority-owned, public subsidiary. In the view of the Filing Persons, the principal advantage of leaving Suntron as a majority-owned, public subsidiary would be the potential investment liquidity of owning securities of a public company and the possibility for use of Suntron’s securities to raise capital or make acquisitions. However, Suntron has not taken advantage of these benefits, and the Filing Persons do not expect Suntron to do so in the foreseeable future. The Filing Persons also noted that companies of similar size and public float to Suntron do not typically receive the necessary attention from stock analysts and the investment community to create substantial liquidity.
     The Filing Persons also considered a variety of risks and other potentially negative factors for the Unaffiliated Stockholders and the Filing Persons concerning the Merger, including the fact that:

•	following the Merger, if Suntron’s financial condition improves, the Unaffiliated Stockholders will not participate in any future earnings of or benefit from any increases in Suntron’s value, and only the Filing Persons would benefit by an increase in the value of Suntron;

•	for U.S. federal income tax purposes generally, the cash payments made to the Unaffiliated Stockholders pursuant to the Merger will be taxable to the Unaffiliated Stockholders;

•	the Unaffiliated Stockholders have not been represented in discussions about the Merger, either by the Board of Directors of Suntron (which, by statute, is not involved in the short-

form merger process) or an independent committee representing the interests of the Unaffiliated Stockholders;

•	if Suntron continues as a going concern in the future, the Filing Persons and Suntron will be the sole beneficiaries of the cost savings that result from going private; and

•	the Filing Persons did not engage any third parties to perform any financial analysis of, or prepare any reports, opinions, or appraisals concerning the Merger or value of the Shares.
     The Filing Persons determined that if they had suspended Suntron’s filing and other obligations under the Exchange Act, Suntron would have achieved cost savings in excess of $500,000 for each of the past two fiscal years with respect to the public reporting requirements. For the twelve months ended July 1, 2007, Suntron incurred approximately $687,000 for expenses that the Filing Persons believe could have been eliminated if Suntron had been a privately held company. These costs include director and officer liability insurance premiums of approximately $180,000, compensation to employees of approximately $180,000, independent auditor fees of approximately $95,000, legal fees of approximately $79,000, and transfer agent, printing, and other costs related to being a public company of approximately $153,000. Such estimated cost savings weighed in favor of effecting the Merger.
     In addition, the Filing Persons estimate the costs of compliance with SOX 404 to be as follows:

	Initial	Ongoing Annual
	Implementation Costs	Expense
New compliance personnel	$350,000	$300,000
Implementation consultants	2,400,000	—
Independent auditor attestation	50,000	325,000

Total	$2,800,000	$625,000

     The principal disadvantage of leaving Suntron as a majority-owned, public subsidiary considered by the Filing Persons is the inability to achieve the significant cost-saving benefits discussed above. The Filing Persons believe that Suntron management has reduced corporate overhead as much as possible, and that the costs associated with being a public reporting company represent a significant portion of Suntron’s total overhead. The Filing Persons believe these costs will only continue to increase. In sum, the Filings Persons concluded that the advantages of leaving Suntron as a majority-owned, public subsidiary were significantly outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.
     The Filing Persons also considered the low volume of trading in the Shares and considered the fact that the Merger would result in immediate, enhanced liquidity for the Unaffiliated Stockholders. In addition, the Filing Persons considered the downward trends in the price of the Shares during the past 12 months. While the reported sale prices and reported bid and asked prices of the Shares at times have been in excess of the Merger Price over the past year, the Filing Persons believe that the market for the Shares is so illiquid that all Unaffiliated Stockholders would not be able to sell their shares within a short period of time at or above the currently reported Merger Price. The Merger offers all Unaffiliated Stockholders the opportunity to sell their shares for one price at the same time, without the payment of any brokerage fee or commission, and thereby benefits the Unaffiliated Stockholders.
     The Filing Persons have determined to effect the Merger at this time (i.e., on or about December 7, 2007) because they wish to immediately realize the benefits of taking Suntron private, as discussed above. In particular, the Filing Persons desire that Suntron avoid the significant costs of complying with SOX 404, which Suntron will otherwise have to comply with as of December 31, 2007. Suntron’s management has undertaken a series of restructuring activities since 2005 to reduce operating expenses to achieve profitability. However, based on Suntron’s financial results in 2007, the Filing Persons do not believe Suntron will be profitable in 2008 if it remains a public company and incurs the additional costs associated with SOX 404 compliance. Suntron’s stock price was not a significant factor in the timing of the Filing Persons’ decision to propose the Merger.
     This Rule 13e-3 transaction is structured as a short-form merger under Section 253 of the DGCL. This form of merger allows the Unaffiliated Stockholders to receive cash for their Shares quickly and allows Suntron to become a privately held company without any action by the Board of Directors of Suntron or the Unaffiliated Stockholders.
Effects
     General. Upon completion of the Merger, the SUNN Acquisition Stockholders will have complete control over the conduct of Suntron’s business and will have a 100% interest in the net assets, net book value, and net earnings of Suntron. In addition, upon completion of the Merger, only the SUNN Acquisition Stockholders will receive the benefit of the right to participate in any future increases in the value of Suntron and will bear the risk of any losses incurred in the operation of Suntron and any decrease in the value of Suntron. The SUNN Acquisition Stockholders will indirectly realize all of the benefit in the estimated savings of approximately $687,000 per year in costs related to being a public company (excluding SOX 404 compliance costs) and the avoidance of approximately $2,800,000 in initial SOX 404 implementation costs in 2008, and ongoing SOX 404 compliance costs of approximately $625,000 per year thereafter. The beneficial ownership of the SUNN Acquisition Stockholders in Suntron immediately prior to the Merger amounts to approximately 90.1% in the aggregate. Upon completion of the Merger, their interest in Suntron’s book value (approximately $42.3 million as of September 30, 2007) and net loss (approximately $(1.8) million for the nine months ended September 30, 2007), will increase from approximately 90.1% to 100% of those amounts.
     Stockholders. Upon completion of the Merger, the Unaffiliated Stockholders will no longer have any interest in, and will not be stockholders of, Suntron and therefore will not participate in Suntron’s future earnings and potential growth and will no longer bear the risk of any decreases in the value of Suntron. In addition, the Unaffiliated Stockholders will not share in any distribution of proceeds after any sales of businesses of Suntron, whether contemplated at the time of the Merger or thereafter. See Item 6(c) “Purposes of the Transaction and Plans or Proposals—Plans,” beginning on Page 29 of this Schedule 13E-3. All of the Unaffiliated Stockholders’ other incidents of stock ownership, such as the right to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of Suntron, and to receive appraisal rights upon certain mergers or consolidations of Suntron (unless such appraisal rights are perfected in connection with the Merger) will be extinguished upon completion of the Merger. Instead, the Unaffiliated Stockholders will have liquidity, in the form of the Merger Price, in place of an ongoing equity interest in Suntron, in the form of the Shares. However, the Unaffiliated Stockholders will be required to surrender their Shares involuntarily in exchange for the Merger Price and will not have the right to liquidate the Shares at a time and for a price of their choosing. In summary, if the Merger is completed, the Unaffiliated Stockholders will have no ongoing rights as stockholders of Suntron (other than statutory appraisal rights in the case of Unaffiliated Stockholders who are entitled to and perfect such rights under Delaware law).
     The Shares. Once the Merger is consummated, public trading of the Shares will cease. The Filing Persons intend to deregister the Shares under the Exchange Act. As a result, Suntron will no longer be required to file annual, quarterly, and other periodic reports with the Commission under Section 13(a) of the Exchange Act, will no longer be subject to the proxy rules under Section 14 of the Exchange Act, and will no longer be required to comply with SOX 404. In addition, the principal stockholder of Suntron will no longer be subject to reporting its ownership of Shares under Section 13 of the Exchange Act or to the requirement under Section 16 of the Exchange Act to disgorge to Suntron certain profits from the purchase and sale of Shares.
     The Options. As of October 3, 2007, Suntron had outstanding Options to purchase 2,176,458 Shares. Such Options have exercise prices that range from $0.01 to $52.52. In connection with the Merger, (a) all Options outstanding at an exercise price of $1.15 per share or greater will be cancelled and the option holders will receive no consideration therefor; and (b) all Options outstanding at an exercise price of less than $1.15 per share will be cancelled and the holders of such Options will receive a cash payment amount equal to the number of shares of Suntron common stock subject to these options multiplied by the difference between (i) $1.15 and (ii) the exercise price of such options, which cash payment amount (after reducing such amount by applicable tax withholdings) shall be paid to such option holders.
U.S. FEDERAL INCOME TAX CONSIDERATIONS
     The following is a summary of the material U.S. federal income tax consequences of the Merger to the Unaffiliated Stockholders. The Merger will not have any material tax consequences to the Filing Persons. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to particular investors and does not address state, local, foreign, or other tax laws. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain taxpayers subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors whose functional currency is not the U.S. dollar, or investors other than a United States Holder).
     For purposes of this summary, the term “United States Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is
•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation that is created or organized in or under the laws of the United States or any state (including the District of Columbia);

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•	a trust, in general, if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons (within the meaning of the Internal Revenue Code) have the authority to control all substantial decisions of the trust.
     This summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings, and court decisions all as currently in effect and all subject to change at any time, possibly with retroactive effect.
     ALL BENEFICIAL OWNERS OF SHARES SHOULD CONSULT THEIR TAX ADVISER AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.
     The receipt of cash by a stockholder, pursuant to the Merger or pursuant to the stockholder’s statutory appraisal rights, will be a taxable transaction for U.S. federal income tax purposes and may also be taxable for state and local income tax purposes as well. A stockholder will generally recognize capital gain or loss for federal income tax purposes equal to the difference, if any, between the amount of cash the stockholder receives in the Merger and the stockholder’s adjusted tax basis in the Shares. A stockholder’s basis in a Share will generally be the cost at which it was purchased. Capital gain or loss will be long-term capital gain or loss if the stockholder had held the Shares for more than one year.
     The cash payments made to stockholders pursuant to the Merger will be reported to the Internal Revenue Service and to the stockholder as may be required under applicable regulations. Backup withholding may apply to these payments if the stockholder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain stockholders (including, among others, corporations) are not subject to backup withholding. Stockholders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.
FAIRNESS OF THE MERGER
Position of the Filing Persons as to the Fairness of the Merger
     Because each of the Filing Persons are the beneficial owners of a majority of the Shares, such Filing Persons are “affiliates” of Suntron within the meaning of Rule 13e-3 under the Exchange Act. Accordingly, each of the Filing Persons is expressing its belief as to the substantive and procedural fairness of the Merger to the Unaffiliated Stockholders.
     Each of the Filing Persons has determined that the Merger is both substantively and procedurally fair to the Unaffiliated Stockholders (and that at least fair value is being paid for the Shares). This belief is based on the following factors:
•      Financial Analysis. In considering the fairness of the Merger from a financial point of view to the Unaffiliated Stockholders, the Filing Persons reviewed and adopted an analysis of the ranges of potential values of the Shares that result from the application of generally accepted valuation methodologies. This financial analysis, including the selection of valuation methodologies, was prepared by the Filing Persons. The financial analyses undertaken by the Filing Persons included the following:
Analyses based on Public Comparables:
(i)	multiples of earnings before interest, taxes, depreciation, and amortization (“EBITDA”) (including calendar year 2006 (“CY 2006A”) EBITDA, 12 months ended July 1, 2007 (“LTM”) EBITDA, and estimated calendar year 2007 (“CY 2007E”) EBITDA);

(ii)	multiples of revenue (including CY 2006A revenue, LTM revenue, and CY 2007E revenue);

(iii)	multiples of net tangible assets (defined as total current assets less cash and equivalents and short-term investments less total current liabilities (net of current portions of debt) plus net property, plant and equipment); and

(iv)	multiples of net book value (defined as total assets minus total liabilities).
Analyses based on Precedent Transactions:
(v)	multiples of LTM EBITDA, multiples of LTM revenue, and premiums/discounts paid on the target’s average closing stock price for the 30 trading day period prior to announcement in precedent transactions in which the target’s business has been deemed by the Filing Persons to be similar to Suntron’s business.
     For items (i) through (iv), the Filing Persons calculated the appropriate multiples by analyzing the financial data of companies engaged in businesses which the Filing Persons, as confirmed by Suntron management, judged to be analogous to Suntron’s business (the “Comparables”). When considering appropriate multiples for items (i) through (iv), it is important to note that most Comparables are in significantly better financial health than Suntron. Specifically, the Comparables are mostly profitable, while Suntron generated negative EBITDA for the CY 2006A and the LTM period. For this reason, analysis based on EBITDA would not provide meaningful results. Therefore, for items (i), (ii) and (v), it was necessary for the Filing Persons to adjust Suntron’s historical EBITDA upwards, per data provided by Suntron management, to a positive number, by eliminating certain non-recurring expenses, that could then be used to perform market multiple analyses. While Suntron management forecasts positive CY 2007E EBITDA, the Filing Persons elected to adjust estimated CY 2007E EBITDA upwards for items (i) and (iv), per estimates provided by Suntron management, to maintain consistent analyses with the CY 2006A and LTM periods.
     The table below sets forth the upward adjustments to EBITDA for certain non-recurring costs made by the Filing Persons in calculating Suntron’s adjusted EBITDA for CY 2006A, LTM, and CY 2007E.
($ in thousands)
BRIDGE FROM GAAP NET INCOME TO ADJUSTED EBITDA

	CY 2006A	LTM	CY 2007E
	EBITDA	EBITDA	EBITDA (1)

GAAP Net Income / (Loss) as reported	$(11,879)	$(10,830)	$(2,599)
Add Back: Interest expense	5,936	4,291	3,892
Add Back: Depreciation and amortization	4,597	3,254	2,811
Add Back: Income taxes	—	—	—

EBITDA	$(1,346)	$(3,285)	$4,104

Add Back: Restructuring costs	3,537	4,200	1,328
Add Back: Professional fees related to litigation	3,075	1,796	—
Add Back: Travel, professional fees for acquisitions	—	—	—
Add Back: Net gain on sale of assets and other	(99)	(596)	(543)

Adjusted EBITDA	$5,167	$2,115	$4,889

(1)	Source: Company estimates.
• CY 2006A, LTM, and CY 2007E EBITDA Multiple Valuations. To calculate the equity value on a going concern basis of Suntron based on EBITDA multiple valuation methods, the Filing Persons compared Suntron’s EBITDA for CY 2006A, LTM, and CY 2007E to the Comparables. Based on discussions with Suntron management, the Filing Persons reviewed the historical financial information and expectations of the following Comparables:
($ in millions, except per share items)
SELECTED PUBLIC COMPARABLES

	Share					Enterprise Value /
	Price	Enterprise	CY 2006A	LTM	CY 2007E	CY 2006A	LTM	CY 2007E
Company	9/28/2007	Value	EBITDA	EBITDA	EBITDA(a)	EBITDA	EBITDA	EBITDA

Flextronics International Ltd.	$11.18	$7,592	$764	$833	$1,000	9.9x	9.1x	7.6x
Jabil Circuit Inc.	22.84	5,527	505	463	605	10.9x	11.9x	9.1x
Solectron Corp.	3.90	3,063	311	329	383	9.8x	9.3x	8.0x
Sanmina-SCI Corp.	2.12	1,920	336	251	283	5.7x	7.7x	6.8x
Benchmark Electronics Inc.	23.87	1,435	158	163	183	9.1x	8.8x	7.9x
Celestica Inc.	6.11	1,385	273	217	233	5.1x	6.4x	5.9x
Plexus Corp.	27.40	1,130	109	105	107	10.3x	10.8x	10.6x
LaBarge Inc.	11.91	221	25	25	NA	9.0x	9.0x	NA
SMTC Corp.	2.37	68	15	15	NA	4.5x	4.4x	NA
Sparton Corp.	4.65	59	(1)	(10)	NA	NM	NM	NA

					Average	8.3x	8.6x	8.0x

					Median	9.1x	9.0x	7.9x

(a)	Per equity research reports.
     EBITDA multiple analysis is useful as a valuation technique because, unlike earnings multiple analysis, it makes it easier to compare the operating performance of companies in a similar industry where one company is highly leveraged and the other is not. EBITDA can be considered an estimation of a company’s ability to generate cash from operations. EBITDA multiples are calculated by dividing a company’s enterprise value, which is the value of a company’s equity, plus debt, plus minority interest, minus cash, by the Company’s EBITDA. Enterprise value is an indicator of how the market attributes value to a firm as a whole ongoing entity. The Filing Persons have calculated the value of a company’s equity as the product of the company’s stock price multiplied by the fully diluted number of shares outstanding, which is calculated using the treasury stock method. As indicated, the Comparables’ enterprise values are an average of 8.3x CY 2006A EBITDA, 8.6x LTM EBITDA, and 8.0x CY 2007E EBITDA. CY 2007E EBITDA was only available for a subset of the Comparables. EBITDA estimates for the Comparables were obtained individually from equity research reports. To calculate the price per Share based on EBITDA multiples for CY 2006A, LTM, and CY 2007E, the Filing Persons divided the implied equity value of Suntron (as calculated using the EBITDA multiples) by the number of fully diluted shares outstanding for the period ended July 1, 2007 at each individual valuation (calculated using the treasury stock method).
     Using the calculations for Adjusted EBITDA and assumptions for EBITDA multiples described above, the Filing Persons calculated the per Share value of Suntron based on EBITDA multiple analyses as follows:
($ in thousands, except per share items)
EBITDA MULTIPLE VALUATION

	CY 2006A	LTM	CY 2007E
	EBITDA	EBITDA	EBITDA

Average EBITDA Multiple	8.3x	8.6x	8.0x
Adjusted EBITDA	$5,167	$2,115	$4,889

Implied Enterprise Value	$42,691	$18,184	$39,037
(Less): Outstanding checks in excess of cash balances as of July 1, 2007	(1,657)	(1,657)	(1,657)
(Less): Borrowings under revolving credit agreement as of July 1, 2007	(15,182)	(15,182)	(15,182)
(Less): Long-term subordinated debt payable to affiliate as of July 1, 2007	(12,327)	(12,327)	(12,327)
Plus: Cash and equivalents as of July 1, 2007	50	50	50

Implied Equity Value	$13,575	$(10,932)	$9,921
Fully Diluted Shares Outstanding (000s)	27,645	27,606	27,644
Implied Equity Value per Share	$0.49	$(0.40)	$0.36

     As a result, the analyses based upon multiples of CY 2006A EBITDA, LTM EBITDA, and CY 2007E EBITDA resulted in implied values of approximately $0.49, negative $0.40, and $0.36 per Share.
• CY 2006A, LTM, and CY 2007E Revenue Multiple Valuations. To calculate the equity value on a going concern basis of Suntron based on revenue multiple valuation methods, the Filing Persons compared Suntron’s revenue for CY 2006A (“CY 2006A Revenue”), the 12 months ended July 1, 2007 (“LTM Revenue”), and CY 2007E (“CY 2007E Revenue”) to the Comparables. Based on discussions with Suntron management, the Filing Persons reviewed the historical financial information and expectations of the following Comparables:
($ in millions)
SELECTED PUBLIC COMPARABLES

	Enterprise				Enterprise Value /			EBITDA Margin
	Value	CY 2006A	LTM	CY 2007E	CY 2006A	LTM	CY 2007E	CY 2006A	LTM	CY 2007E
Company	9/28/2007	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue(a)	Revenue	Revenue	Revenue

Flextronics International Ltd.	$7,592	$17,708	$19,952	$21,177	0.43x	0.38x	0.36x	4.3%	4.2%	4.7%
Jabil Circuit Inc.	5,527	11,085	12,114	12,423	0.50x	0.46x	0.44x	4.6%	3.8%	4.9%
Solectron Corp.	3,063	11,103	11,788	12,069	0.28x	0.26x	0.25x	2.8%	2.8%	3.2%
Sanmina-SCI Corp.	1,920	10,872	10,596	10,367	0.18x	0.18x	0.19x	3.1%	2.4%	2.7%
Benchmark Electronics Inc.	1,435	2,907	3,016	3,145	0.49x	0.48x	0.46x	5.4%	5.4%	5.8%
Celestica Inc.	1,385	8,812	8,434	8,068	0.16x	0.16x	0.17x	3.1%	2.6%	2.9%
Plexus Corp.	1,130	1,513	1,518	1,608	0.75x	0.74x	0.70x	7.2%	6.9%	6.6%
LaBarge Inc.	221	213	235	NA	1.04x	0.94x	NA	11.6%	10.4%	NA
SMTC Corp.	68	263	277	NA	0.26x	0.24x	NA	5.8%	5.5%	NA
Sparton Corp.	59	197	200	301	0.30x	0.30x	0.20x	(0.6%)	(4.8%)	NA

				Average	0.44x	0.41x	0.35x	4.7%	3.9%	4.4%

				Median	0.36x	0.34x	0.31x	4.4%	4.0%	4.7%

(a)	Per equity research reports.
     Revenue multiples are calculated by dividing a company’s enterprise value by its revenue. As indicated, the Comparables’ have an average enterprise value of 0.44x CY 2006A Revenue, 0.41x LTM Revenue, and 0.35x CY 2007E Revenue. CY 2007E Revenue was only available for a subset of the Comparables. Revenue estimates for the Comparables were obtained individually from equity research reports. Based on an analysis of the Comparables, there is a close correlation between a company’s revenue multiple and its EBITDA margin. In general, companies with higher EBITDA margins will have higher revenue multiples, as EBITDA is a more true indication of a company’s ability to generate cash from revenue. If Suntron’s EBITDA margin for the three aforementioned analysis periods was or is estimated to be close to the average respective EBITDA margins of the Comparables, 0.44x CY 2006A Revenue, 0.41x LTM Revenue, and 0.35x CY 2007E Revenue would be adequate multiples to use when determining equity value. However, because Suntron’s EBITDA margin for each respective analysis period was or is expected to be significantly below that of the Comparables’ on average, the Filing Persons adjusted the multiple down from the average to a multiple more appropriate for Suntron based on its lower EBITDA margins. To calculate the appropriate multiple, the Filing Persons determined the relationship between the Comparables’ revenue multiple and their EBITDA margins using linear regression. Otherwise, to have used a strict average of revenue multiples under these circumstances would have overstated Suntron’s actual value. Described in a different way and using the example of CY 2006A, a 0.44x multiple of CY 2006A Revenue implies that a company generates a CY 2006A EBITDA margin of 4.7%. Suntron generated a negative EBITDA margin during CY 2006A (significantly less than 4.7%) and, therefore, the Filing Persons deemed it inappropriate to use a 0.44x revenue multiple to value Suntron’s equity based on CY 2006A Revenue.
     To derive the value of Suntron’s equity using the multiple of revenue method, the Filing Persons considered Suntron’s EBITDA margin when determining the appropriate multiple of revenue to use. By plotting the Comparables’ multiples of revenue as a function of EBITDA margin, the Filing Persons determined that the relationship between the two variables can be expressed by an equation, derived by linear regression (which is a technique in which a straight line is fitted to a set of data points to measure the effect of a single independent variable) as set out in the chart graphics below:
     To calculate the implied price per Share based on multiples of CY 2006A Revenue, LTM Revenue, and CY 2007E Revenue, the Filing Persons divided the implied equity value of Suntron (as calculated using the revenue multiples) by the number of fully diluted shares outstanding for the period ended July 1, 2007 at each individual valuation (calculated using the treasury stock method).
     Using the calculations for Suntron’s Adjusted EBITDA and assumptions for revenue multiples in the linear regressions above, the Filing Persons calculated the per Share value of Suntron based on revenue multiple analysis as follows:
($ in thousands, except per share items)
REVENUE MULTIPLE VALUATION

	CY 2006A	LTM	CY 2007E
	Revenue	Revenue	Revenue(1)

Adjusted EBITDA	$5,167	$2,115	$4,889
Revenue	320,786	269,218	242,227

Adjusted EBITDA Margin	1.6%	0.8%	2.0%

Implied Revenue Multiple (using Linear Regression Formulas):
Slope	7.2043	4.4378	11.8692
Intercept	0.0968	0.2403	(0.1552)

	0.21x	0.28x	0.08x

Implied Enterprise Value	$68,285	$74,085	$20,446
(Less): Outstanding checks in excess of cash balances as of July 1, 2007	(1,657)	(1,657)	(1,657)
(Less): Borrowings under revolving credit agreement as of July 1, 2007	(15,182)	(15,182)	(15,182)
(Less): Long-term subordinated debt payable to affiliate as of July 1, 2007	(12,327)	(12,327)	(12,327)
Plus: Cash and equivalents as of July 1, 2007	50	50	50

Implied Equity Value	$39,169	$44,969	$(8,670)
Fully Diluted Shares Outstanding (000s)	27,684	27,706	27,606
Implied Equity Value per Share	$1.41	$1.62	($0.31)

(1)	FY 2007E Revenue per Company estimates.

     As a result, the analysis based upon multiples of CY 2006A Revenue, LTM Revenue, and CY 2007E Revenue implied values of approximately $1.41, $1.62, and negative $0.31 per Share.
• Net Tangible Assets Multiple Valuation. To calculate the equity value of Suntron based on a net tangible assets multiple valuation method, the Filing Persons compared Suntron’s net tangible assets as of July 1, 2007 to that of the Comparables at the end of each of their latest respective accounting periods. Based on discussions with Suntron management, the Filing Persons reviewed the financial information of the following Comparables:
( $ in millions, except per share items)
SELECTED PUBLIC COMPARABLES

	Share			Enterprise	LTM EBITDA /
	Price	Enterprise	Net Tangible	Value / Net	Net Tangible
Company	9/28/2007	Value	Assets	Tangible Assets	Assets

Flextronics International Ltd.	$11.18	$7,592	$2,456	3.09x	33.9%
Jabil Circuit Inc.	22.84	5,527	1,926	2.87x	24.1%
Solectron Corp.	3.90	3,063	1,735	1.77x	19.0%
Sanmina-SCI Corp.	2.12	1,920	1,437	1.34x	17.5%
Benchmark Electronics Inc.	23.87	1,435	708	2.03x	23.0%
Celestica Inc.	6.11	1,385	1,216	1.14x	17.9%
Plexus Corp.	27.40	1,130	364	3.11x	28.8%
LaBarge Inc.	11.91	221	75	2.95x	32.8%
SMTC Corp.	2.37	68	58	1.17x	26.3%
Sparton Corp.	4.65	59	72	0.82x	(13.3%)

			Average	2.03x	21.0%
			Median	1.90x	23.6%

     Net tangible asset multiples are calculated by dividing a company’s enterprise value by its net tangible assets. As indicated, the Comparables’ have an average enterprise value of 2.03x net tangible assets. Based on an analysis of the Comparables, there is a correlation between a company’s net tangible asset multiple and its EBITDA margin. In general, companies with higher EBITDA margins will have higher net tangible asset multiples, as EBITDA is an indication of a company’s ability to generate cash from net tangible assets. Ideally the Filing Persons would have analyzed the correlation between net tangible assets and EBITA (earnings before interest, taxes, and amortization) as the level of depreciation is dictated by the level of property, plant, and equipment. However, since even on an adjusted basis, Suntron generated negative EBITA during the LTM period ended July 1, 2007, the Filing Persons deemed this analysis inconclusive and instead chose to use EBITDA as the closest proxy for EBITA. If Suntron’s LTM EBITDA as a percentage of net tangible assets as of July 1, 2007 was close to the average of the Comparables, 2.03x would be an adequate net tangible asset multiple to use when determining equity value. However, because Suntron’s LTM EBITDA as a percentage of net tangible assets was negative and, therefore, significantly below that of the Comparables’ on average, the Filing Persons adjusted the multiple down from the average to a multiple more appropriate for Suntron based on its lower LTM EBITDA as a percentage of net tangible assets. To calculate the appropriate multiple, the Filing Persons determined the relationship between the Comparables’ net tangible assets multiple and their LTM EBITDA as a percentage of net tangible assets using linear regression. Otherwise, to have used a strict average of net tangible assets multiples under these circumstances would have overstated Suntron’s actual value. Described in a different way, a 2.03x multiple of net tangible assets implies that a company’s LTM EBITDA as a percentage of net tangible assets is 21.0%. Suntron’s LTM EBITDA as a percentage of net tangible assets was far less than 21.0%, and, therefore, the Filing Persons deemed it inappropriate to use a 2.03x net tangible assets multiple to value Suntron’s equity based on net tangible assets as of July 1, 2007.
     By plotting the Comparables’ multiples of net tangible assets as a function of LTM EBITDA as a percentage of net tangible assets, the Filing Persons determined that the relationship between the two variables can be expressed by an equation, derived by linear regression as set out in the chart graphic below:

     To calculate implied price per Share based on net tangible assets multiples, the Filing Persons divided the implied equity value of Suntron (as calculated using the net tangible asset multiples) by the number of fully diluted shares outstanding for the period ended July 1, 2007 at that valuation (calculated using the treasury stock method).
     Using the calculations for Suntron’s LTM Adjusted EBITDA and assumptions for net tangible assets multiples in the linear regression above, the Filing Persons calculated the per Share value of Suntron based on net tangible assets multiple analysis as follows:
($ in thousands, except per share items)
NET TANGIBLE ASSETS MULTIPLE VALUATION

LTM

Adjusted EBITDA	$2,115

Net Tangible Assets:
Total Current Assets	$82,998
(Less): Cash & Equivalents	(50)
(Less): Total Current Liabilities	(44,260)
Plus: Outstanding checks in excess of cash balances	1,657
Plus: Borrowings under revolving credit agreement	15,182
Plus: Property and Equipment, net	4,468

$59,995

Adjusted EBITDA / Net Tangible Assets	3.5%

Implied Net Tangible Assets Multiple (using Linear Regression Formula):
Slope	4.8522
Intercept	1.0088

1.18x

Implied Enterprise Value	$70,783
(Less): Outstanding checks in excess of cash balances as of July 1, 2007	(1,657)
(Less): Borrowings under revolving credit agreement as of July 1, 2007	(15,182)
(Less): Long-term subordinated debt payable to affiliate as of July 1, 2007	(12,327)
Plus: Cash and equivalents as of July 1, 2007	50

Implied Equity Value	$41,667
Fully Diluted Shares Outstanding (000s)	27,694
Implied Equity Value per Share	$1.50

     As a result, the analysis based upon a multiple of net tangible assets as of July 1, 2007 indicated a value of approximately $1.50 per Share.
• Net Book Value Multiple Valuation. The Filing Persons calculated the per Share value of the Company using an analysis of the Comparables’ net book value. The book value multiple is derived by dividing book value into equity value. The book value multiple is a measure of how efficiently a company uses the stockholders’ equity to generate income. Generally, companies that trade at a high multiple to book value generate earnings more efficiently than those that trade at a low multiple to book value. Based on discussions with Suntron management, the Filing Persons reviewed the financial information of the following Comparables:

( $ in millions, except per share items)
SELECTED PUBLIC COMPARABLES

	Share				Price/	LTM
	Price	Fully Diluted	Net Book	Net Book	Net Book	EBITDA / Net
Company	9/28/2007	Shares (MM)	Value	Value per Share	Value per Share	Book Value

Flextronics International Ltd.	$11.18	614.7	$6,298	$10.24	1.09x	13.2%
Jabil Circuit Inc.	22.84	208.1	2,432	11.69	1.95x	19.1%
Solectron Corp.	3.90	914.7	2,483	2.71	1.44x	13.3%
Sanmina-SCI Corp.	2.12	529.8	2,266	4.28	0.50x	11.1%
Benchmark Electronics Inc.	23.87	72.9	1,288	17.66	1.35x	12.7%
Celestica Inc.	6.11	228.0	2,100	9.21	0.66x	10.3%
Plexus Corp.	27.40	47.2	540	11.46	2.39x	19.4%
LaBarge Inc.	11.91	16.4	76	4.67	2.55x	32.1%
SMTC Corp.	2.37	14.9	27	1.81	1.31x	56.6%
Sparton Corp.	4.65	9.8	86	8.82	0.53x	(11.2%)

				Average	1.38x	17.7%
				Median	1.33x	13.2%

     Net book value per share is calculated by dividing a company’s net book value by the number of fully diluted shares outstanding (using the treasury stock method). Net book value multiples are then calculated by dividing a company’s current share price by its net book value per share. As indicated, the average of the Comparables’ price divided by net book value per share is 1.38x. Based on an analysis of the Comparables, there is a correlation between a company’s net book value multiple and its LTM EBITDA as a percentage of net book value. In general, companies with higher LTM EBITDA as a percentage of net book value will have higher net book value multiples, as EBITDA is an indication of a company’s ability to generate cash from net book value. Ideally the Filing Persons would have analyzed the correlation between net book value and net income in terms of return on equity (“ROE”), which is derived by dividing net book value into net income. However, since even on an adjusted basis, Suntron generated negative net income during the LTM period ended July 1, 2007, the Filing Persons deemed this analysis inconclusive and instead chose to use EBITDA as a measure of earnings. If Suntron’s LTM EBITDA as a percentage of net book value as of July 1, 2007 was close to the average of the Comparables, 1.38x would be an adequate net book value multiple to use when determining equity value. However, because Suntron’s LTM EBITDA as a percentage of net book value was negative and, therefore, significantly below that of the Comparables’ on average, the Filing Persons adjusted the multiple down from the average to a multiple more appropriate for Suntron based on its lower LTM EBITDA as a percentage of net book value. To calculate the appropriate multiple, the Filing Persons determined the relationship between the Comparables’ net book value multiple and their LTM EBITDA as a percentage of net book value using linear regression. Otherwise, to have used a strict average of net book value multiples under these circumstances would have overstated Suntron’s actual value. Described in a different way, a 1.38x multiple of net book value implies that a company’s LTM EBITDA as a percentage of net book value is 17.7%. Suntron’s LTM EBITDA as a percentage of net book value was far less than 17.7%, and, therefore, the Filing Persons deemed it inappropriate to use a 1.38x net book value multiple to value a Share of Suntron’s equity based on net book value as of July 1, 2007.
     By plotting the Comparables’ multiples of net book value as a function of LTM EBITDA as a percentage of net book value, the Filing Persons determined that the relationship between the two variables can be expressed by an equation, derived by linear regression as set out in the chart graphic below:

     To calculate implied price per Share based on a net book value multiple, the Filing Persons multiplied the implied net book value per Share of Suntron (as calculated using the net book value multiples) by the appropriate net book value per share multiple as determined by the indicated linear regression. The number of fully diluted shares outstanding was based on the number of such shares outstanding for the period ended July 1, 2007 at that valuation (calculated using the treasury stock method).
     Using the calculations for Suntron’s LTM Adjusted EBITDA and assumptions for net book value multiples in the linear regression above, the Filing Persons calculated the per Share value of Suntron based on net book value multiple analysis as follows:
($ in thousands, except per share items)
NET BOOK VALUE MULTIPLE VALUATION

LTM

Adjusted EBITDA	$2,115
Net Book Value:
Total Shareholders’ Equity	$42,520
(Less): Unrealized Gain on Investments	—

$42,520

Adjusted EBITDA / Net Book Value	5.0%

Implied Net Book Value per Share Multiple (using Linear Regression Formula):
Slope	1.9719
Intercept	1.0293

1.13x

Fully Diluted Shares Outstanding (000s)	27,716
Net Book Value per Share	$1.53

Implied Value per Share	$1.73

     As a result, the analysis based upon a multiple of net book value as of July 1, 2007 implied a value of approximately $1.73 per Share.
• Valuation based on Precedent Transactions. The Filing Persons elected to analyze multiples of LTM EBITDA, multiples of LTM revenue, and premiums / discounts paid on the target’s average closing stock price for the 30 trading day period prior to announcement in precedent transactions in which the target’s business has been deemed by the Filing Persons to be similar to Suntron’s business. Using Capital IQ, a web-based resource for financial information, both to compile a list of pertinent transactions as well as to gather transaction statistics, the Filing Persons analyzed the following precedent transactions:

($ in millions)
SELECTED PRECEDENT TRANSACTIONS

								% Premium /
								(Discount) to
					Enterprise Value/		LTM	Average Share
Date				Enterprise	LTM	LTM	EBITDA	Price over Latest
Announced Target		Acquirer	Target Primary Industry	Value	Revenue	EBITDA	Margin	30 Trading Days

6/4/07	Solectron Corp.	Flextronics International Ltd.	Electronic Manufacturing Services	$3,123	0.27x	8.8x	3.0%	13.8%
5/21/07	Aeroflex Inc.	Veritas Capital	Electronic Equipment Manufacturers	1,097	1.88x	11.8x	15.9%	5.8%
3/2/07	Aeroflex Inc.	Francisco Partners Management LLC, General Atlantic LLC	Electronic Equipment Manufacturers	1,006	1.75x	11.3x	15.5%	16.2%
2/19/07	Evox Rifa Group Oyj	KEMET Corp.	Electronic Equipment Manufacturers	63	0.53x	14.3x	3.7%	41.1%
10/16/06	Pemstar Inc.	Benchmark Electronics Inc.	Electronic Equipment Manufacturers	299	0.34x	7.5x	4.6%	26.2%
7/26/06	CAS, Inc.	EDO Corporation	Electronic Manufacturing Services	183	0.96x	17.0x	5.7%	NA
6/30/06	Woodhead Industries Inc.	Molex Inc.	Electronic Equipment Manufacturers	258	1.16x	9.4x	12.4%	13.7%
4/24/06	Omron Scientific Technologies, Inc.	Omron Management Center of America, Inc.	Electronic Equipment Manufacturers	99	1.57x	18.7x	8.4%	29.3%
3/30/06	MFS Technology Ltd.	Multi-Fineline Electronix Inc.	Electronic Equipment Manufacturers	543	2.30x	15.6x	14.7%	14.9%
2/20/06	Excel Technology Inc.	Coherent Inc.	Electronic Manufacturing Services	326	2.37x	14.2x	16.7%	17.4%
8/18/05	Parlex Corp.	Johnson Electric Holdings Ltd.	Electronic Equipment Manufacturers	77	0.73x	8.8x	8.4%	13.0%
7/21/05	BEI Technologies, Inc.	Schneider Electric SA	Electronic Equipment Manufacturers	555	1.74x	15.6x	11.2%	25.2%
5/13/05	Citizen Electronics Co. Ltd.	Citizen Watch Co. Ltd.	Electronic Manufacturing Services	1,959	2.32x	10.9x	21.2%	8.8%
2/15/05	AMX Corp.	Duchossois Industries, Inc.	Electronic Equipment and Instruments	294	2.88x	17.7x	16.3%	33.6%
11/16/04	SMTEK International Inc.	CTS Corp.	Electronic Manufacturing Services	54	0.53x	9.2x	5.7%	8.7%
12/18/03	MATCOM International Corp.	SI International, Inc.	Electronic Manufacturing Services	101	1.57x	16.6x	9.5%	NA
6/24/03	NPTest, Inc.	Francisco Partners Management LLC	Electronic Equipment Manufacturers	204	0.79x	5.5x	14.4%	NA
11/22/02	Datalogic Scanning, Inc.	Littlejohn & Co. LLC	Electronic Equipment Manufacturers	246	1.46x	14.2x	10.3%	NA
8/8/01	C-MAC MicroTechnology	Solectron Corp.	Electronic Equipment Manufacturers	2,635	1.33x	12.1x	11.0%	25.1%
5/31/01	Primetech Electronics Inc	Celestica Inc.	Electronic Manufacturing Services	165	1.04x	10.5x	9.9%	29.2%
10/5/00	DY 4 Systems Inc.	C-MAC MicroTechnology	Electronic Manufacturing Services	145	2.62x	14.7x	17.8%	24.9%
6/5/00	Datalogic Scanning, Inc.	Hand Held Products, Inc.	Electronic Equipment Manufacturers	276	1.18x	7.8x	15.1%	108.1%
3/15/00	GSS Array Technology Public Company Limited	ACT Manufacturing Inc.	Electronic Equipment and Instruments	103	0.53x	8.1x	6.5%	NA
9/13/99	SMART Modular Technologies	Solectron Corp.	Electronic Manufacturing Services	1,906	2.06x	23.3x	8.8%	NA
9/1/98	Rubicon Group PLC	Actuant Corp.	Electronic Manufacturing Services	320	1.31x	9.6x	13.6%	33.9%
1/2/96	Amerace Corporation	Thomas & Betts Corp.	Electronic Equipment Manufacturers	244	1.12x	6.4x	17.6%	NA

				Average	1.40x	12.3x	11.5%	25.7%
				Median	1.32x	11.5x	11.1%	24.9%

     Since the Filing Persons, in part based on discussions with Suntron management, believe that the acquisition of Solectron Corp. by Flextronics International Ltd. is the most recent and pertinent of the precedent transactions, the Filing Persons elected to consider and display a separate analysis and implied valuation based on this transaction.
     To calculate implied price per Share based on an LTM Adjusted EBITDA multiple, the Filing Persons divided the implied equity value of Suntron (as calculated using the LTM EBITDA multiples) by the number of fully diluted shares outstanding for the period ended July 1, 2007 at each individual valuation (calculated using the treasury stock method).
     Using the calculations for Suntron’s LTM Adjusted EBITDA and the average multiple for LTM EBITDA above of 12.3x, as well as the 8.8x multiple for the Solectron Corp./Flextronics International Ltd. transaction, the Filing Persons calculated the per Share value of Suntron based on LTM EBITDA multiple analysis, as it relates to selected precedent transactions, as follows:

($ in thousands, except per share items)
EBITDA MULTIPLE VALUATION

		Using
		Flextronics /
	Using Full	Solectron
	Comp Set	Transaction
	LTM	LTM

Adjusted EBITDA	$2,115	$2,115
EBITDA Multiple	12.3x	8.8x

Implied Enterprise Value	$25,986	$18,633
(Less): Outstanding checks in excess of cash balances as of July 1, 2007	(1,657)	(1,657)
(Less): Borrowings under revolving credit agreement as of July 1, 2007	(15,182)	(15,182)
(Less): Long-term subordinated debt payable to affiliate as of July 1, 2007	(12,327)	(12,327)
Plus: Cash and equivalents as of July 1, 2007	50	50

Implied Equity Value	$(3,130)	$(10,483)
Fully Diluted Shares Outstanding (000s)	27,606	27,606
Implied Equity Value per Share	$(0.11)	$(0.38)

     As a result, the analysis based upon multiples of LTM EBITDA indicated values of approximately negative $0.11 and negative $0.38 per Share.
     As indicated, the implied enterprise values in the precedent transactions average 1.40x target LTM Revenue. Based on an analysis of the precedent transactions, there is a close correlation between a target’s revenue multiple and its EBITDA margin. In general, companies with higher EBITDA margins will have higher revenue multiples, as EBITDA is an indication of a company’s ability to generate cash from revenues. If Suntron’s LTM Adjusted EBITDA margin was close to the average LTM EBITDA margin of the targets, 1.40x LTM Revenue would be an adequate multiple to use when determining equity value. However, because Suntron’s LTM Adjusted EBITDA margin was significantly below that of the targets in the selected precedent transactions on average, the Filing Persons adjusted the multiple down from the average to a multiple more appropriate for Suntron based on its lower LTM Adjusted EBITDA margin. To calculate the appropriate multiple based on the precedent transactions, the Filing Persons determined the relationship between revenue multiple and LTM EBITDA margins using linear regression. Otherwise, to have used a strict average of revenue multiples under these circumstances would have overstated Suntron’s actual value. Described in a different way, a 1.40x multiple of LTM Revenue implies that a company generates an LTM EBITDA margin of 11.5%. Suntron’s LTM Adjusted EBITDA margin was significantly below 11.5%, and, therefore, the Filing Persons deemed it inappropriate to use a 1.40x revenue multiple to value Suntron’s equity based on LTM Revenue.
     To derive the value of Suntron’s equity using the multiple of revenue method, the Filing Persons considered Suntron’s EBITDA margin when determining the appropriate multiple of revenue to use. By plotting the multiples of revenue as a function of EBITDA margin for the indicated precedent transactions, the Filing Persons determined that the relationship between the two variables can be expressed by an equation, derived by linear regression as set out in the chart graphic below:
     To calculate implied price per Share based on an LTM Revenue multiple, the Filing Persons divided the implied equity value of Suntron (as calculated using the LTM Revenue multiples) by the number of fully diluted shares outstanding for the period ended July 1, 2007 at each individual valuation (calculated using the treasury stock method).

     Using the calculations for Suntron’s LTM Adjusted EBITDA, the LTM Revenue multiple for the Solectron Corp./Flextronics International Ltd. transaction, and assumptions for an LTM Revenue multiple in the linear regression above, the Filing Persons calculated the per Share value of Suntron based on revenue multiple analysis, as it relates to precedent transactions, as follows:
($ in thousands, except per share items)
REVENUE MULTIPLE VALUATION

		Using
		Flextronics/
	Using Full	Solectron
	Comp Set	Transaction
	LTM	LTM

Adjusted EBITDA	$2,115
Revenue	269,218	269,218

% Margin	0.8%

Implied Revenue Multiple (using Linear Regression Formula):
Slope	10.9860
Intercept	0.1388

	0.23x	0.27x

Implied Enterprise Value	$60,612	$71,343
(Less): Outstanding checks in excess of cash balances as of July 1, 2007	(1,657)	(1,657)
(Less): Borrowings under revolving credit agreement as of July 1, 2007	(15,182)	(15,182)
(Less): Long-term subordinated debt payable to affiliate as of July 1, 2007	(12,327)	(12,327)
Plus: Cash and equivalents as of July 1, 2007	50	50

Implied Equity Value	$31,496	$42,227
Fully Diluted Shares Outstanding (000s)	27,648	27,696
Implied Equity Value per Share	$1.14	$1.52

     As a result, the analysis based upon a multiple of LTM Revenue indicated values of approximately $1.14 and $1.52 per Share.
     The Filing Persons also analyzed the premiums / discounts paid on the target’s average closing stock price for the 30 trading day period prior to announcement for the aforementioned transactions. Based on this analysis, the Filing Persons calculated the per Share value of Suntron as follows:
% PREMIUM / (DISCOUNT) TO AVERAGE SHARE PRICE OVER LATEST 30 TRADING DAYS

		Using
		Flextronics /
	Using Full	Solectron
	Comp Set	Transaction

Average Share Price over Latest 30 Trading Days	$1.10	$1.10
% Premium / (Discount) to Average Share Price over Latest 30 Trading Days	25.7%	13.8%
Implied Equity Value per Share	$1.38	$1.25

     As a result, the analysis based on premiums / discounts paid on the target’s average closing stock price for the 30 trading day period prior to announcement for the aforementioned transactions indicated values of approximately $1.38 and $1.25 per Share.
•     Summary of methods of valuation. As a reference, the following table summarizes the implied equity values per Share of Suntron stock based on the most recently available financial information from Suntron as of July 1, 2007 and the closing price of the Shares as of September 21, 2007.

VALUATION SUMMARY

Equity Price
Methodology	per Share

Analyses Based on Public Comparables:
Multiple of FY 2006A EBITDA	$0.49
Multiple of LTM EBITDA	$(0.40)
Multiple of FY 2007E EBITDA	$0.36
Multiple of FY 2006A Revenue	1.41
Multiple of LTM Revenue	1.62
Multiple of FY 2007E Revenue	(0.31)
Multiple of Net Tangible Assets	1.50
Multiple of Net Book Value	1.73

Analyses Based on Precedent Transactions:
Based on Full List of Transactions:
Multiple of LTM EBITDA	(0.11)
Multiple of LTM Revenue	$1.14
% Premium / (Discount) to Average Share Price over Latest 30 Trading Days	1.38
Based on Flextronics / Solectron Transaction:
Multiple of LTM EBITDA	$(0.38)
Multiple of LTM Revenue	$1.52
% Premium / (Discount) to Average Share Price over Latest 30 Trading Days	1.25

AVERAGE	$0.80

     The Filing Persons allowed for variances in assumptions by paying a 43.6% premium to the mean value per Share of $0.80 as calculated. Including this premium, the Filing Persons arrived at a value of $1.15 per Share.
•     The market price and relative lack of liquidity for the Shares, and the liquidity that will be realized by the Unaffiliated Stockholders from the Merger. The Filing Persons believe that the liquidity that would result from the Merger would be beneficial to the Unaffiliated Stockholders of Suntron because the Filing Persons’ ownership of approximately 90.1% of the outstanding Shares (1) results in an extremely small public float that limits the amount of trading in the Shares and (2) decreases the likelihood that a proposal to acquire the Shares by an independent entity could succeed without the consent of the Filing Persons. The Merger will provide consideration to the Unaffiliated Stockholders entirely in cash.
•     Earnings multiple valuation. The Filing Persons elected not to use this method of valuation as Suntron has generated negative net income, even on an adjusted basis, for the CY 2006A and LTM periods. Although Suntron has forecasted positive adjusted net income for CY 2007E, the adjusted net income has been deemed by the Filing Persons to be so low that the analysis would prove inconclusive.
•     Liquidation value analysis; going concern value analysis. The Filing Persons did not consider the Merger Price as compared to any implied liquidation value because it was not contemplated that Suntron be liquidated, whether or not the Merger was completed. Moreover, liquidation value analysis does not take into account any value that may be attributed to a company’s ability to attract new business. The liquidation value analysis was not performed because the Filing Persons believed such an analysis would yield an amount that is less than Suntron’s value as a going concern, because it does not appropriately take into account the value attributable to the company’s intangible assets, including its goodwill and customer base. A substantial amount of Suntron’s inventory is unique to a particular customer’s order, and there are limited alternative uses or markets for this inventory beyond the products Suntron manufactures for its customers. Accordingly, the Filing Persons believe that under a liquidation value analysis this inventory would have significantly less value than if Suntron were assumed to be purchased as a going concern with its customer relationships remaining intact. While the Filing Persons do not believe there is a single method of determining going concern value, the Filing Persons believe that the financial analysis they performed in their totality are reflective of Suntron’s going concern value.
•     Discounted cash flow analysis. The Filing Persons did not consider using discounted cash flow analysis to calculate the equity value of the company because Suntron management has not prepared long-term projections necessary to perform such an analysis.
•     Lack of third party offers. Thayer-Blum did not intend to sell their controlling interest in Suntron and, consequently, did not seek a third party buyer for Suntron. Given Thayer-Blum’s desire to retain its investments in Suntron, it is unlikely that finding a third party buyer for Suntron was a realistic option for the Unaffiliated Stockholders. The Filing Persons considered the absence of a third party buyer as a realistic alternative to support the fairness of the Merger to the Unaffiliated Stockholders, because the proposed Merger was the only likely source of prompt liquidity for the Shares available to all of the Unaffiliated Stockholders. The Filing Persons believe that efforts to “shop” Suntron would entail substantial investments of time and resources and detract from management’s focus on Suntron’s business. Furthermore, the Filing Persons believe such actions would disrupt and discourage Suntron’s employees and jeopardize relationships with Suntron’s customers and suppliers.
•     Procedural fairness. The Filing Persons believe that the Merger is procedurally fair to the Unaffiliated Stockholders. In making such determination the Filing Persons considered the following factors:
•     Approval of security holders. Because the Merger is being effected as a short-form merger pursuant to Section 253 of the DGCL, the Merger does not require approval by Suntron’s stockholders.
•     Approval of the board of directors of Suntron. Because the Merger is being effected as a short-form merger pursuant to Section 253 of the DGCL, the Merger does not require approval by Suntron’s Board of Directors.
•     Unaffiliated representative. No representative was engaged to act on behalf of the Unaffiliated Stockholders.
     Notwithstanding the foregoing factors, the Filing Persons believe that the Merger is procedurally fair to the Unaffiliated Stockholders because the Unaffiliated Stockholders will be entitled to exercise appraisal rights to have determined and to receive a court-determined fair value for their Shares under Section 262 of the DGCL (see Item 4(d), “Terms of the Transaction - Appraisal Rights”) and because the Filing Persons are providing advance notice of the Merger. Furthermore, the Filing Persons believe that they have disclosed fully the relevant information to permit the Unaffiliated Stockholders to determine whether to accept the Merger Price or to seek appraisal for their Shares. Additionally, the Merger is intended to comply with Section 253 of the DGCL, which prescribes procedures for “short-form” mergers.

     The Filing Persons have considered all of the foregoing factors and related analyses prepared by the Filing Persons as a whole to support their belief that the Merger is substantively and procedurally fair to the Unaffiliated Stockholders.
     In addition to the foregoing factors and analyses that support the Filing Persons’ belief that the Merger is procedurally and substantively fair to the Unaffiliated Stockholders, the Filing Persons have considered the following five factors:

•	No future participation in the prospects of Suntron. Following the consummation of the Merger, the Unaffiliated Stockholders will cease to participate in the future earnings or growth, if any, of Suntron, or benefit from an increase, if any, in the value of their holdings in Suntron.

•	Conflicts of interest. The interests of the Filing Persons in determining the Merger Price are adverse to the interests of the Unaffiliated Stockholders and the fact that certain officers and directors of Suntron may have actual or potential conflicts of interest in connection with the Merger as disclosed herein.

•	No opportunity for Suntron’s Board of Directors or the Unaffiliated Stockholders to vote on the Merger. Because the Merger is being effected pursuant to a short-form merger under Section 253 of the DGCL and consequently does not require approval by Suntron’s Board of Directors or Suntron’s stockholders (other than the Filing Persons), neither Suntron’s Board of Directors nor the Unaffiliated Stockholders will have the opportunity to vote on the Merger.

•	No special committee representing the Unaffiliated Stockholders’ interests. Suntron’s Board of Directors did not establish a special committee consisting of non-management, independent directors for the purpose of representing solely the interests of the Unaffiliated Stockholders and retaining independent advisers to assist with the evaluation of strategic alternatives, including the Merger.

•	No fairness opinion. The Filing Persons did not engage any third parties to perform any financial analyses of, or prepare any reports, opinions, or appraisals concerning the Merger or value of the Shares.

     After having given these additional five factors due consideration, the Filing Persons have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the Merger is substantively and procedurally fair to the Unaffiliated Stockholders.
     In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Merger to the Unaffiliated Stockholders, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank, or otherwise assign relative weights to the specific factors they considered. Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.
     The Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the Merger to the Unaffiliated Stockholders, as it is their view that the factors they considered provided a reasonable basis to form their belief.
     Specifically, in forming their belief as to the fairness of the Merger to the Unaffiliated Stockholders, the Filing Persons did not consider the purchase prices paid by them for past purchases of Shares because Suntron’s financial condition has materially changed since such purchases were made.

     In addition, although the Filing Persons considered current and historical market prices for the Shares, the Filing Persons gave greater weight to other factors. The Filing Persons believe that historical market prices do not reflect Suntron’s current financial condition, which has changed over the last several years. The Filing Persons believe that market prices for the Shares immediately prior to the public announcement of the Merger are not indicative of the fair value of the Shares. The trading volumes at that time were extremely low, and the Filing Persons believe that most stockholders would not have been able to sell their Shares at those prices due to the general lack of liquidity for the Shares, whereas the Merger would provide liquidity for all the Unaffiliated Stockholders. The Filing Persons believe that any trades at that time did not reflect the measure of the fair or intrinsic value of the Shares because of such low trading activity, but instead indicate that the low volume of interest and trading in the Shares results in an inefficient market for the Shares. Additionally, the Filing Persons believe that the market prices are not an accurate indicator because Suntron’s Shares are only sporadically traded with an average daily trading volume of 7,259 Shares for the three-month period ended October 2, 2007. Consequently, the Filing Persons believe that the sale by any stockholder of Suntron of any significant number of Shares would likely result in a correspondingly significant reduction in the market price of the Shares.
REPORTS, OPINIONS, APPRAISALS, AND NEGOTIATIONS
     The Filing Persons have not engaged any third parties to perform any financial analysis of, or prepare any reports, opinions, or appraisals concerning the Merger or value of the Shares and, accordingly, the Filing Persons have not received any report, opinion, or appraisal from an outside party relating to the fairness of the Merger Price being offered to the Unaffiliated Stockholders or the fairness of the Merger to the Filing Persons or to the Unaffiliated Stockholders.

TRANSACTION STATEMENT
Item 1. Summary Term Sheet
     See the section above captioned “Summary Term Sheet.”
Item 2. Subject Company Information
     (a) Name and Address. The name of the Company is Suntron Corporation. The principal executive offices of Suntron are located at 2401 West Grandview Road, Phoenix, Arizona 85023, and its telephone number is (602) 789-6600.
     Suntron is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements, and other information with the Commission relating to its business, financial condition, and other matters. Such reports, proxy statements, and other information are available for inspection and copying at the Commission’s public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may be obtained at prescribed rates from the Commission’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.
     (b) Securities. The exact title of the class of equity securities subject to the Merger is: Common Stock, par value $0.01 per share, of Suntron. As of October 3, 2007, there were 27,618,639 Shares outstanding and Options to purchase an additional 2,176,458 Shares were outstanding.
     (c) Trading Market and Price. From March 2002 until September 2005, the Shares were listed on the Nasdaq National Market under the symbol “SUNN.” Since September 2005, the Shares have been trading on the Nasdaq SmallCap Market under the same symbol “SUNN.” On October 2, 2007, the closing price per Share was $1.21. The following table sets forth the high and low sales prices per Share for each of the periods indicated, as reported in publicly available sources.

	High	Low
Year ended December 31, 2005

First Quarter	$3.33	$1.95
Second Quarter	2.45	0.99
Third Quarter	1.85	0.95
Fourth Quarter	1.35	0.93

Year ended December 31, 2006

First Quarter	$3.00	$1.14
Second Quarter	2.52	1.42
Third Quarter	2.00	1.11
Fourth Quarter	1.99	0.95

Year ended December 31, 2007

First Quarter	$1.45	$1.04
Second Quarter	1.27	0.99
Third Quarter	1.29	0.72

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THEIR SHARES.
     (d) Dividends. To the knowledge of the Filing Persons, Suntron has never declared or paid any dividends in respect of the Shares.
     (e) Prior Public Offerings. Neither any of the Filing Persons nor, to the knowledge of the Filing Persons, Suntron, has made an underwritten public offering of the Shares for cash during the past three years that was registered under the Securities Act of 1933, as amended (the “Securities Act”), or exempt from registration thereunder pursuant to Regulation A.
     (f) Prior Stock Purchases. None of the Filing Persons, nor any affiliate of any of the Filing Persons, has purchased any Shares during the past two years, except as described under Item 5(e) below.
Item 3. Identity and Background of Filing Persons
     SUNN Acquisition Corporation
     (a) Name and Address. SUNN Acquisition was recently formed by Thayer-Blum and several other of Suntron’s common stockholders for the purpose of effecting this transaction. SUNN Acquisition’s principal business address, which also serves as its principal office, is 1455 Pennsylvania Avenue, N.W., Washington, D.C. 20004, and its telephone number is (202) 371-0150.
     (b) Business and Background of Entity. SUNN Acquisition owns approximately 90.1% of the Shares. These Shares were acquired under a contribution agreement, as discussed below in Item 5 “Past Contracts, Transactions, Negotiations, and Agreements.” SUNN Acquisition, a newly formed Delaware corporation, was formed for the sole purpose of merging with and into Suntron. SUNN Acquisition has not (1) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
     (c) Business and Background of Natural Persons. The name, business address, position with SUNN Acquisition, principal occupation, five-year employment history, and citizenship of each of the directors and executive officers of SUNN Acquisition, together with the names, principal businesses, and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto.
     Thayer-Blum Funding III, L.L.C.
     (a) Name and Address. The principal business address of Thayer-Blum, which also serves as its principal office, is 1455 Pennsylvania Avenue, N.W., Washington, D.C. 20004, and its telephone number is (202) 371-0150. Thayer-Blum and its affiliates beneficially own (through their controlling ownership interest in SUNN Acquisition) approximately 89.01% of the Shares.
     (b) Business and Background of Entity. Thayer-Blum is a limited liability company organized under the laws of the state of Delaware. Thayer-Blum has not (1) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     (c) Business and Background of Natural Persons. The name, business address, position with Thayer-Blum, principal occupation, five-year employment history, and citizenship of each of the directors and executive officers of Thayer-Blum, together with the names, principal businesses, and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto.
     Thayer | Hidden Creek Partners, L.L.C.
     (a) Name and Address. The principal business address of Thayer | Hidden Creek Partners is 1455 Pennsylvania Avenue, N.W., Washington, D.C. 20004, and its telephone number is (202) 371-0150.
     (b) Business and Background of Entity. Thayer | Hidden Creek Partners is a limited liability company organized under the laws of the state of Delaware. Its principal business is to serve as an investment management company for several affiliates. It is the managing member of TC Equity Partners IV, L.L.C. and the general partner of Thayer | Hidden Creek Management, L.P. Thayer | Hidden Creek Partners has not (1) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
     (c) Business and Background of Natural Persons. The name, business address, position with Thayer | Hidden Creek Partners, principal occupation, five-year employment history, and citizenship of each of the directors and executive officers of Thayer | Hidden Creek Partners, together with the names, principal businesses, and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto.
     TC Equity Partners IV, L.L.C.
     (a) Name and Address. The principal business address of TC Equity Partners is 1455 Pennsylvania Avenue, N.W., Washington, D.C. 20004, and its telephone number is (202) 371-0150.
     (b) Business and Background of Entity. TC Equity Partners is a limited liability company organized under the laws of the state of Delaware. Its principal business is making investments in various industries and providing management services to portfolio companies. It is the general partner of Thayer Equity Investors IV, L.P. TC Equity Partners has not (1) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
     Thayer | Hidden Creek Management, L.P.
     (a) Name and Address. The principal business address of Thayer | Hidden Creek Management is 1455 Pennsylvania Avenue, N.W., Washington, D.C. 20004, and its telephone number is (202) 371-0150.
     (b) Business and Background of Entity. Thayer | Hidden Creek Management is a limited partnership organized under the laws of the state of Delaware. Its principal business is as a private equity management company. It is the sole manager of TC Co-Investors IV, L.L.C. Thayer | Hidden Creek Management has not (1) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
     TC Co-Investors IV, L.L.C.
     (a) Name and Address. The principal business address of TC Co-Investors is 1455 Pennsylvania Avenue, N.W., Washington, D.C. 20004, and its telephone number is (202) 371-0150.
     (b) Business and Background of Entity. TC Co-Investors is a limited liability company organized under the laws of the state of Delaware. Its principal business is making investments in various industries and providing management services to portfolio companies. It is the managing member of TC Manufacturing Holdings, L.L.C. and TC KCo, L.L.C. TC Co-Investors has not (1) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
     Thayer Equity Investors IV, L.P.
     (a) Name and Address. The principal business address of Thayer Equity is 1455 Pennsylvania Avenue, N.W., Washington, D.C. 20004, and its telephone number is (202) 371-0150.
     (b) Business and Background of Entity. Thayer Equity is a limited partnership organized under the laws of the state of Delaware. Its principal business is as a private equity investment company. It owns 59.4% of Thayer-Blum. Thayer Equity has not (1) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
     TC Manufacturing Holdings, L.L.C.
     (a) Name and Address. The principal business address of TC Manufacturing is 1455 Pennsylvania Avenue, N.W., Washington, D.C. 20004, and its telephone number is (202) 371-0150.
     (b) Business and Background of Entity. TC Manufacturing is a limited liability company organized under the laws of the state of Delaware. Its principal business is as a private equity investment company. It owns 0.04% of Thayer-Blum. TC Manufacturing has not (1) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
     TC KCo, L.L.C.
     (a) Name and Address. The principal business address of TC KCo is 1455 Pennsylvania Avenue, N.W., Washington, D.C. 20004, and its telephone number is (202) 371-0150.
     (b) Business and Background of Entity. TC KCo is a limited liability company organized under the laws of the state of Delaware. Its principal business is as a private equity investment company. It owns 0.02% of Thayer-Blum. TC KCo has not (1) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
     Other Persons
     The name, business address, position with the relevant organization, principal occupation, five-year employment history, and citizenship of each of the control people, officers and directors, and group members, together with the names, principal businesses, and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto.
Item 4. Terms of the Transaction
     (a) Material Terms. SUNN Acquisition owns 24,892,751 Shares, representing in the aggregate approximately 90.1% of the Shares outstanding. On the Effective Date, SUNN Acquisition will merge with and into Suntron pursuant to Section 253 of the DGCL, with Suntron to be the surviving corporation. To so merge, the Board of Directors and the SUNN Acquisition Stockholders will approve the Merger and SUNN Acquisition will file a certificate of ownership and merger with the Secretary of State of Delaware. On the Effective Date:
•	each Share issued and outstanding immediately prior to the Effective Date will be cancelled and extinguished and each Share held by the Unaffiliated Stockholders of Suntron (other than Shares held by the Unaffiliated Stockholders of Suntron, if any, who properly exercise their statutory appraisal rights under the DGCL) will be converted into and become a right to receive the Merger Price; and

•	each share of SUNN Acquisition’s capital stock issued and outstanding immediately prior to the Effective Date will be converted into one validly issued, fully paid, and nonassessable share of common stock of Suntron as the surviving corporation of the Merger. As a result of the Merger, the SUNN Acquisition Stockholders will own all of the outstanding equity interests in Suntron.
     Under the DGCL, because SUNN Acquisition will hold at least 90% of the outstanding Shares prior to the Merger, SUNN Acquisition will have the power to effect the Merger without a vote of Suntron’s Board of Directors or the Unaffiliated Stockholders. SUNN Acquisition intends to take all necessary and appropriate action to cause the Merger to become effective on the Effective Date, without a meeting or consent of Suntron’s Board of Directors or the Unaffiliated Stockholders. The Merger Price payable to the Unaffiliated Stockholders is $1.15 per Share in cash, without interest. The reasons for the Merger are set out in “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Reasons.”
     Upon completion of the Merger, in order to receive the cash Merger Price of $1.15 per Share, without interest, each stockholder or a duly authorized representative must (1) deliver a Letter of Transmittal, appropriately completed and executed, to the Paying Agent at 350 Indiana Street, Suite 800, Golden, Colorado 80401, Attn: Sean Mclimans, and (2) surrender such Shares by delivering the stock certificate or certificates that, prior to the Merger, had evidenced such Shares to the Paying Agent, as set forth in a Notice of Merger and Appraisal Rights and Letter of Transmittal, which will be mailed to stockholders of record within 10 calendar days of the Effective Date. Stockholders are encouraged to read the Notice of Merger and Appraisal Rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory appraisal rights.
     The Merger will be accounted for as a reorganization of entities under the common control of Thayer-Blum.

     For federal income tax purposes generally, the receipt of the cash consideration by holders of the Shares pursuant to the Merger will be a taxable sale of the holders’ Shares. See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects—Certain Federal Income Tax Consequences of the Merger.”
     (c) Different Terms. Stockholders of Suntron will be treated as described in Item 4(a) “Terms of the Transaction—Material Terms.”
     (d) Appraisal Rights. Under the DGCL, record holders of Shares who follow the procedures set forth in Section 262 will be entitled to have their Shares appraised by the Court of Chancery of the State of Delaware and to receive payment of the fair value of the Shares, together with interest, if any, as determined by such court. The fair value as determined by the Delaware court is exclusive of any element of value arising from the accomplishment or expectation of the Merger. The following is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached hereto as Exhibit (f).
     Notice of the Effective Date and the availability of appraisal rights under Section 262 (the “Merger Notice”) will be mailed to record holders of the Shares by Suntron, as the surviving corporation in the Merger, within 10 calendar days after the Effective Date and should be carefully reviewed by the Unaffiliated Stockholders. Any Unaffiliated Stockholder entitled to appraisal rights will have the right, within 20 days after the date of mailing of the Merger Notice, to demand in writing from Suntron an appraisal of his or her Shares. Such demand will be sufficient if it reasonably informs Suntron of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of his or her Shares. Failure to make such a timely demand would foreclose a stockholder’s right to appraisal.
     Only a holder of record of Shares is entitled to assert appraisal rights for the Shares registered in that holder’s name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder’s name appears on the stock certificates. Holders of Shares who hold their shares in brokerage accounts or other nominee forms and wish to exercise appraisal rights should consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee. All written demands for appraisal of Shares should be sent or delivered to Thomas B. Sabol, at Suntron’s offices at 2401 West Grandview Road, Phoenix, Arizona 85023.
     If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian, or custodian, execution of the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners.
     A record holder such as a broker holding Shares as nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, the written demand should set forth the number of Shares as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares held in the name of the record owner.
     Within 120 calendar days after the Effective Date, Suntron, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of all such stockholders. Suntron is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the Shares. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time frame prescribed in Section 262. If a stockholder files a petition, a copy of such petition must be served on Suntron.

     Within 120 calendar days after the Effective Date, any stockholder of record who has complied with the requirements for exercise of appraisal rights, assuming that appraisal rights are available, will be entitled, upon written request, to receive from Suntron a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 calendar days after a written request therefor has been received by Suntron or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later.
     If a petition for an appraisal is timely filed and a copy is served upon Suntron, Suntron will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of such Shares have not been reached. After notice to those stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. After a hearing on such petition, the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their Shares as determined under Section 262 could be more than, the same as, or less than the amount per Share that they would otherwise receive if they did not seek appraisal of their Shares. The Delaware Supreme Court has stated that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose Shares have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any holder of Shares in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to appraisal.
     The Court may require stockholders who have demanded an appraisal and who hold Shares represented by certificates to submit their certificates to the Court for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.
     Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Date, be entitled to vote the Shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those Shares (except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Date).
     If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the right to receive the Merger Price per Share, without interest. A stockholder will fail to perfect, or effectively lose, the right to appraisal if no petition is filed within 120 calendar days after the Effective Date. A stockholder may withdraw a demand for appraisal by delivering to Suntron a written withdrawal of the demand for appraisal and acceptance of the Merger Price, except that any such attempt to withdraw made more than 60 calendar days after the Effective Date will require the written approval of Suntron. Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Court.
     For federal income tax purposes, stockholders who receive cash for their Shares upon exercise of their statutory right of dissent will realize taxable gain or loss. See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects—Certain Federal Income Tax Consequences of the Merger.”

     The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their appraisal rights and is qualified in its entirety by express reference to Section 262 of the DGCL, the full text of which is attached hereto as Exhibit (f).
     STOCKHOLDERS ARE URGED TO READ EXHIBIT (f) IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.
     (e) Provisions for Unaffiliated Security Holders. None of the Filing Persons intend to grant the Unaffiliated Stockholders special access to Suntron’s records in connection with the Merger. None of the Filing Persons intend to obtain counsel or appraisal services for the Unaffiliated Stockholders.
     (f) Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
     (a) Transactions.
     Thayer-Blum Management and Consulting Agreement
     In 2002, Suntron entered into a management and consulting agreement with Thayer-Blum (the “Consulting Agreement”). The services provided under the Consulting Agreement consist of management fees related to corporate development activities and consulting services for strategic and operational issues. Pursuant to the Consulting Agreement, Suntron pays a fixed management and consulting fee of $750,000 per year to affiliates of Thayer-Blum.
     In addition, Suntron has agreed to pay Thayer-Blum additional incentive compensation with respect to (1) each acquisition of a business operation by Suntron introduced or negotiated by Thayer-Blum or any of its affiliates, (2) each disposition of a business operation by Suntron negotiated by Thayer-Blum or any of its affiliates, or (3) each public equity financing consummated by Suntron and negotiated by Thayer-Blum or any of its affiliates.
     SUNN Acquisition has entered into a management and consulting agreement with Thayer-Blum on substantially the same terms as the Consulting Agreement, which will become effective upon the closing of the Merger and will supersede the Consulting Agreement.
     Participation Agreement
     On August 19, 2005, Suntron’s former lenders agreed to amend the credit agreement with Suntron to permit Thayer Equity, an affiliate of Thayer-Blum, to enter into a participation agreement with Suntron’s lenders. Under the participation agreement, Thayer Equity made a $5.0 million cash payment to the lenders, and the lenders agreed to pay interest to Thayer Equity at the same rate that the lenders charged Suntron under the credit agreement. Effective on January 31, 2006, the participation agreement was amended, and Thayer Equity provide another $5.0 million cash payment to Suntron’s lenders on the same terms.
     On March 30, 2006, Suntron terminated this credit agreement and entered into new debt financing agreements. As a result, the participation agreement between Thayer Equity and the lenders was terminated.
     Note Purchase Agreement
     On March 30, 2006, Suntron issued a $10.0 million subordinated note (the “Second Lien Note”) to Thayer Equity. The Second Lien Note is collateralized by a second priority interest in substantially all of the collateral under Suntron’s credit agreement with U.S. Bank National Association (the “US Bank Credit

Agreement”). The Second Lien Note is subordinated in right of payment to the obligations under the US Bank Credit Agreement and has a maturity date that is 45 days after the maturity date of the US Bank Credit Agreement. The Second Lien Note bears interest at an annual rate of 16.0%, payable quarterly in kind (or payable in cash with written approval from US Bank). Suntron has the option to prepay the Second Lien Note with a redemption penalty up to 3.0% of the then outstanding principal balance. If the Second Lien Note is paid on the maturity date, a fee equal to 2.0% of the then outstanding principal balance is due.
     In connection with the Merger, SUNN Acquisition intends to borrow the funds necessary to pay the Merger Price and all related expenses and fees from Thayer Equity and U.S. Bank National Association. The funding to be provided by Thayer Equity is expected to be on terms substantially the same as the terms of the Second Lien Note. Completion of the Merger is subject to completion of the financing and the consent of Suntron’s lenders.
     Maintenance Agreement
     In connection with the US Bank Credit Agreement, Thayer Equity entered into a maintenance agreement (the “Maintenance Agreement”) with US Bank that requires Thayer Equity to make up to an additional $5.0 million of subordinated loans to Suntron if the fixed charge coverage ratio falls below a prescribed level. Loans pursuant to this Maintenance Agreement would have similar terms as the Second Lien Note; however, the interest rate on such additional loans cannot exceed 18.0%.
     Contribution Agreement
     The Contribution Agreement by and among SUNN Acquisition and the SUNN Acquisition Stockholders (as hereinafter defined) is described below in Section (e) of this Item 5.
     References to and descriptions of the Consulting Agreement, the Second Lien Note, and the Maintenance Agreement as set forth herein are qualified in their entirety by reference to the copies of the Consulting Agreement, the Second Lien Note, and the Maintenance Agreement. A copy of the Consulting Agreement was filed as Exhibit 10.18 to Suntron’s Quarterly Report on Form 10-Q filed on August 14, 2002 and is incorporated herein by reference. A copy of the Note Purchase Agreement was filed as Exhibit 10.21 to Suntron’s Quarterly Report on Form 10-Q filed on May 17, 2006 and is incorporated herein by reference. A copy of the Maintenance Agreement was filed as Exhibit 10.22 to Suntron’s Quarterly Report on Form 10-Q filed on May 17, 2006 and is incorporated herein by reference.
     (b) Significant Corporate Events. Other than as described in this Schedule 13E-3, there have been no negotiations, transactions, or material contacts that occurred during the past two years between (i) any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons listed on the Schedule I hereto and (ii) Suntron or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of Suntron’s securities, election of Suntron’s directors, or sale or other transfer of a material amount of assets of Suntron.
     (c) Negotiations or Contacts. During 2005, one of Suntron’s competitors approached representatives of Blum Capital Partners, L.P. (“Blum Capital Partners”) to express their interest in possibly acquiring 100% of Suntron’s stock. Suntron’s board of directors formed a committee to pursue discussions with the competitor. While preliminary discussions were held, these discussions were discontinued as no formal offer was forthcoming and none of Suntron, Thayer-Blum, Blum Capital Partners or any other member of Thayer-Blum has received a firm offer regarding this possible acquisition or any third party acquisition. Other than as described in this Schedule 13E-3, there have been no other negotiations or material contacts that occurred during the past two years concerning the matters referred to in paragraph (b) of this Item 5 between (i) any affiliates of Suntron or (ii) Suntron or any of its affiliates and any person not affiliated with Suntron who would have a direct interest in such matters.
     (e) Agreements Involving the Subject Company’s Securities. The following are all the agreements, arrangements, or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons on Schedule I hereto and any other person with respect to any securities of the Company:

     Contribution Agreement
     A Contribution Agreement, dated October 3, 2007 (the “Contribution Agreement”), was entered into by and among Thayer-Blum, Circuit Test Intl Grit LP, Allen S Braswell Jr LP, Braswell Gifting Trust, Allee L Braswell & Allen S Braswell Jr Jt Ten, Allen S. Braswell III & Allen S. Braswell Jr Jt Ten, Allen S Braswell Jr Cust Alexandra Braswell UTMA Co, Richard L Monfort TR UA DTD 10-17-86 Walker Lee Monfort TR I, Richard L Monfort TR UA DTD 04-20-86 Lyndsey Meeker TR I, Richard L Monfort TR UA DTD 09-15-91 Sterling Richard Monfort TR I, Monfort Family Limited Partnership, and Rick Montera, (collectively, the “SUNN Acquisition Stockholders”), and SUNN Acquisition. This Contribution Agreement governs the ownership structure of and contribution of Shares to SUNN Acquisition. It also provides that the SUNN Acquisition Stockholders will execute and deliver a Stockholder’s Agreement after completion of the Merger that will govern the rights of the SUNN Acquisition Stockholders, including customary corporate governance provisions, restrictions on the transfer of shares, tag-along and drag-along rights, and registration rights. This Contribution Agreement is incorporated by reference to Exhibit 99.2 of Schedule 13D filed by the Filing Persons and certain other persons on October 3, 2007.
     In connection with the Contribution Agreement, the members of Thayer-Blum (the “TBF Members”) have entered into a Letter Agreement that governs the relationship of the TBF Members after the completion of the Merger. The Letter Agreement provides that subsequent to the Merger, the TBF Members will take all necessary action to dissolve Thayer-Blum and distribute the shares of Suntron (as the surviving corporation to the Merger) held by Thayer-Blum to the TBF Members in proportion to their ownership of Thayer-Blum. In addition, the Letter Agreement provides that concurrently with the dissolution of Thayer-Blum, the TBF Members and the other SUNN Acquisition Stockholders will enter into a Stockholders’ Agreement that will govern the rights of the TBF Members and the other SUNN Acquisition Stockholders, including customary corporate governance provisions, restrictions on the transfer of shares, tag-along and drag-along rights, and registration rights. The Letter Agreement also provides that all fees and expenses incurred in connection with the transactions described therein shall be reimbursed by Suntron following the Merger.
     Registration Rights Agreement
     Pursuant to the Registration Rights Agreement between Suntron and Thayer-Blum (the “Rights Agreement”), Thayer-Blum has the right to require Suntron to register Thayer-Blum’s resale of shares of Suntron common stock under the Securities Act. Thayer-Blum, or a permitted transferee, must request that the registration include at least 375,000 shares of Suntron common stock. If Suntron proposes to register an offering of its securities under the Securities Act, either for its own account or the account of others, Thayer-Blum will be entitled to notice of such registration and to include its shares in such registration, and no minimum amount must be included in such case. The underwriters for any such registration will have the right to limit the number of such shares included in such registration, subject to certain conditions.
     Thayer-Blum may transfer its rights under the Rights Agreement to its members. Thayer-Blum may also transfer Suntron common stock, and the related rights under the Rights Agreement, to any person in a transaction exempt from the registration requirement of the Securities Act. Generally, Suntron is required to pay all costs and expenses in connection with its obligations under the Rights Agreement. The Rights Agreement will terminate on the earlier of (1) March 30, 2010 and (2) such time as all Suntron shares received by Thayer-Blum have been sold pursuant to an effective registration statement under the Securities Act. In addition, pursuant to the Contribution Agreement and the Letter Agreement described in this Item 5(e), the Rights Agreement shall terminate upon the execution of the Stockholders’ Agreement described therein.
Item 6. Purposes of the Transaction and Plans or Proposals
     (b) Use of Securities Acquired. The Shares acquired in the Merger from the Unaffiliated Stockholders will be cancelled.

     (c) Plans. It is currently expected that, following the consummation of the Merger, the business and operations of Suntron will, except as set forth in this Schedule 13E-3, be conducted by Suntron substantially as they currently are being conducted. The Filing Persons intend to continue to evaluate the business and operations of Suntron with a view to maximizing Suntron’s potential, and it will take such actions as it deems appropriate under the circumstances and market conditions then existing. The Filing Persons intend to cause Suntron to terminate the registration of the Shares under Section 12(g)(4) of the Exchange Act following the Merger, which would result in the suspension of Suntron’s duty to file reports pursuant to the Exchange Act. For additional information see Item 4 “Terms of the Transaction” and “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects.”
     The Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sale of any of Suntron’s businesses. Additionally, the Filing Persons do not currently contemplate any material change in the composition of Suntron’s current management, except that the Filing Persons may appoint a new Board of Directors for Suntron, a majority of the members of which will be representatives of the Filing Persons.
     Except as otherwise described in this Schedule 13E-3, Suntron has not, and the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:
•	any extraordinary corporate transaction involving Suntron after the completion of the Merger;
•	any sale or transfer of a material amount of assets currently held by Suntron after the completion of the Merger;
•	any change in the Board of Directors or management of Suntron;
•	any material change in Suntron’s dividend rate or policy, or indebtedness or capitalization; or
•	any other material change in Suntron’s corporate structure or business.
Item 7. Purposes, Alternatives, Reasons, and Effects of the Merger
     See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger.”
Item 8. Fairness of the Transaction
     See “Special Factors—Fairness of the Merger.”
Item 9. Reports, Opinions, Appraisals, and Negotiations
     See “Special Factors—Reports, Opinions, Appraisals, and Negotiations.”
Item 10. Source and Amount of Funds or Other Consideration
     (a) Source of Funds. The total amount of funds required by SUNN Acquisition to pay the Merger Price to all Unaffiliated Stockholders, and to pay related fees and expenses, is estimated to be approximately $3.4 million. SUNN Acquisition intends to borrow the funds necessary to pay the Merger Price and all related fees and expenses from Thayer Equity and U.S. Bank National Association. The anticipated terms of such financing are described above in Section (a) of Item 5.
     (b) Conditions. The completion of the Merger is subject to SUNN Acquisition obtaining financing on terms that are acceptable to the Filing Persons and the consent of Suntron’s lenders.

     (c) Expenses. The Paying Agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Merger, including certain liabilities under U.S. federal securities laws.
     None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Merger. Brokers, dealers, commercial banks, and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers.
     The following is an estimate of fees and expenses to be incurred by the Filing Persons in connection with the Merger:

Fees
Legal fees and expenses	$200,000
Filing	96
Printing	30,000
Paying Agent (including mailing)	15,000
Miscellaneous fees and expenses	20,000

Total	$265,096

     (d) Borrowed Funds. SUNN Acquisition intends to borrow the funds necessary to pay the Merger Price and all related fees and expenses from Thayer Equity and U.S. Bank National Association. The anticipated terms of the financing are described above in Section (a) of Item 5. The completion of the Merger is subject to SUNN Acquisition obtaining financing on terms that are acceptable to the Filing Persons and to the consent of Suntron’s lenders.
Item 11. Interest in Securities of the Subject Company
     (a) Securities Ownership. On the Effective Date, immediately prior to the Merger, SUNN Acquisition is expected to be the owner of 24,892,751 Shares, representing approximately 90.1% of the outstanding Shares. Because Thayer-Blum and its affiliates hold an approximately 98.75% equity interest in SUNN Acquisition, Thayer-Blum may also be deemed to be the beneficial owner of these Shares. Details regarding the ownership of Shares by the persons named on Schedule I to this Schedule 13E-3 are set out thereon.
     (b) Securities Transactions. The SUNN Acquisition Stockholders contributed 24,892,751 Shares to SUNN Acquisition on October 3, 2007. See the description of the Contribution Agreement set forth in Item 5(e).
Item 12. The Solicitation or Recommendation
     Not Applicable.
Item 13. Financial Statements
     (a) Financial Information. The audited consolidated financial statements of Suntron as of December 31, 2005 and 2006 and for each of the years in the three-year period ended December 31, 2006 are incorporated herein by reference to the Consolidated Financial Statements and Supplementary Data of Suntron included as Item 8 to Suntron’s Annual Report on Form 10-K for its year ended December 31, 2006 (the “Form 10-K”). The unaudited consolidated financial statements of Suntron for the nine-month period ended September 30, 2007 are incorporated herein by reference to Item 1 of Suntron’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 (the “Form 10-Q”). The Form 10-K and the Form 10-Q are referred to as the “Company Reports.”

The Company Reports are available for inspection and copying at the Commission’s public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may be obtained at prescribed rates from the Commission’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.
     Suntron’s ratio of earnings to fixed charges was negative 0.79 to 1.00 and negative 0.54 to 1.00 for the years ended December 31, 2005 and 2006, respectively, and was negative 0.01 to 1.00 for the nine months ended October 1, 2006 and positive 0.56 to 1.00 for the nine months ended September 30, 2007. Suntron’s book value per share was $1.58 and $1.53 as of December 31, 2006 and September 30, 2007, respectively.
     (b) Pro Forma Information. Not Applicable.
     (c) Summary Information. Set forth below is certain selected consolidated financial information with respect to Suntron and its subsidiaries excerpted or derived by the Filing Persons from the audited consolidated financial statements of Suntron contained in the Form 10-K and the unaudited financial statements of Suntron contained in the Form 10-Q. More comprehensive financial information is included in the Company Reports and in other documents filed by Suntron with the Commission, and the following financial information is qualified in its entirety by reference to the Company Reports and other documents and all of the financial information (including any related notes and schedules) contained therein or incorporated therein by reference.
     The selected financial information presented below as of and for the years ended December 31, 2004, 2005, and 2006 has been derived from Suntron’s Consolidated Financial Statements, which have been audited by the Independent Registered Public Accounting Firm of KPMG LLP. The selected financial information as of and for the nine months ended September 30, 2007 has not been audited. The selected financial information should be read in conjunction with the consolidated financial statements, related notes, and other financial information incorporated by reference herein.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Year Ended December 31,			Nine Months Ended
	2004	2005	2006	Oct. 1, 2006	Sep. 30, 2007
	(in thousands, except per share amounts)

Statement of Operations Data
Net sales	$475,388	$328,730	$320,786	$251,500	$181,877
Cost of goods sold	449,516	311,894	302,673	233,253	168,466

Gross profit	25,872	16,836	18,113	18,247	13,411
Operating expenses
Selling, general, and administrative expenses	24,361	22,758	22,815	18,612	12,399
Severance, retention, and lease exit costs	1,085	869	619	467	123
Related party management and consulting fees	$750	$750	$750	$563	$563

Operating income (loss)	(324)	(7,541)	(6,071)	(1,395)	326
Interest expense	(3,982)	(4,703)	(5,936)	(4,838)	(2,977)
Gain on sale of business unit	—	—	—	—	448
Gain (loss) on sale of assets, net	(11)	695	25	40	89
Other, net	(140)	207	103	37	285

Net income (loss)	$(4,457)	$(11,342)	$(11,879)	(6,156)	(1,829)

Net income (loss) per share from continuing operations — Basic and Diluted	$(0.16)	$(0.41)	$(0.43)	$(0.22)	$(0.07)

Net income (loss) per share — Basic and Diluted	$(0.16)	$(0.41)	$(0.43)	$(0.22)	$(0.07)

Weighted average shares outstanding — Basic and Diluted	27,413	27,415	27,525	27,511	27,595

Other Operating Data:
Computation of EBITDA (a)(b)
Net Loss	$(4,457)	$(11,342)	$(11,879)	$(6,156)	$(1,829)
Interest expense	3,982	4,703	5,936	4,838	2,977
Depreciation and amortization expense	11,199	7,809	4,597	3,755	2,113

EBITDA (a)(b)	$10,724	$1,170	$(1,346)	2,437	3,261

Cash Flow Data
Cash provided by (used in):
Operating activities	$(22,774)	$16,500	$1,089	$(4,459)	$12,113
Investing activities	(4,521)	(59)	16,342	16,279	2,781
Financing activities	27,283	(16,396)	(17,444)	(11,834)	(14,893)

	As of December 31,			As of Sep. 30,
	2004	2005	2006	2007
		(in thousands)		(in thousands)

Balance Sheet Data:
Cash and equivalents	$14	$59	$46	$47
Total current assets	130,773	133,623	98,026	72,883
Total assets	180,109	155,349	116,913	90,495
Total debt (including outstanding checks in excess of cash balance)	63,422	48,039	31,916	20,082
Total current liabilities	113,620	99,754	60,253	34,017
Total liabilities	114,295	100,781	73,361	48,239
Total stockholders’ equity	65,814	54,568	43,552	42,256
Total invested capital (c)	129,236	102,607	75,468	62,338

(a)	Earnings (loss) before interest, taxes, depreciation, and amortization (“EBITDA”) is presented because the Filing Persons believe it is an indicator of a company’s ability to incur and service debt and to fund capital expenditures. An EBITDA-based calculation is also used by Suntron’s lenders in determining compliance with certain financial covenants.

(b)	The primary measure of operating performance is net income (loss). EBITDA should not be construed as an alternative to net income (loss), determined in accordance with U.S. generally accepted accounting principles, or GAAP, as an indicator of operating performance, as a measure of liquidity or as an alternative to cash flows from operating activities determined in accordance with GAAP. The presentation of these additional financial performance indicators can be beneficial to investors since they provide an additional perspective from which to evaluate a company. However, in evaluating alternative measures of operating performance, it is important to understand that there are no standards for these calculations. Accordingly, the lack of standards can result in subjective determinations about which items may be excluded from the calculations, as well as the potential for inconsistencies between different companies that have similarly titled alternative measures. For example, as discussed in greater detail under Management’s Discussion and Analysis of Financial Condition and Results of Operations of Suntron’s Form 10-K for its year ended December 31, 2006, the calculation of EBITDA in its credit agreement with US Bank is different than the calculation of EBITDA shown above.

(c)	Total invested capital represents total debt plus total stockholders’ equity.
          Recent Financial Performance. Suntron’s unaudited, consolidated financial statements for the nine-month period ended September 30, 2007 indicated that Suntron had net sales of $181.9 million, operating income of $0.3 million, and a net loss of $1.8 million, compared to net sales of $251.5 million, operating loss of $1.4 million, and a net loss of $6.2 million for the nine-month period ended October 1, 2006. Suntron’s total stockholders’ equity was $42.3 million as of September 30, 2007, compared to total stockholders’ equity of $43.6 million as of December 31, 2006.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
     (a) Solicitations or Recommendations. There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.
     (b) Employees and Corporate Assets. No employees or corporate assets of Suntron will be used by the Filing Persons in connection with the Merger.
Item 15. Additional Information
     None.
Item 16. Exhibits

Exhibit
Number	Description

(a)	Letter from SUNN Acquisition to Company stockholders

(b)	None

Exhibit
Number	Description

(c)	None

(d)	Contribution Agreement*

(f)	Delaware General Corporation Law Section 262 — Appraisal Rights

(g)	None

*	The Contribution Agreement is incorporated by reference to Exhibit 99.2 of Schedule 13D filed by the Filing Persons and certain other persons on October 3, 2007.

SIGNATURES
     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 15, 2007

THAYER-BLUM FUNDING III, L.L.C.

	By:	/s/ Scott D. Rued

	Name:	Scott D. Rued
	Title:	Manager

SUNN ACQUISITION CORPORATION

	By:	/s/ Scott D. Rued

	Name:	Scott D. Rued
	Title:	President

THAYER | HIDDEN CREEK PARTNERS, L.L.C.

	By:	/s/ Lisa M. Withers

	Name:	Lisa M. Withers
	Its:	Attorney-in-Fact

TC EQUITY PARTNERS IV, L.L.C.

	By:	Thayer | Hidden Creek Partners, L.L.C.
	Its:	Managing Member

	By:	/s/ Lisa M. Withers

	Name:	Lisa M. Withers
	Its:	Attorney-in-Fact

THAYER | HIDDEN CREEK MANAGEMENT, L.P.

	By:	Thayer | Hidden Creek Partners, L.L.C.
	Its:	General Partner

	By:	/s/ Lisa M. Withers

	Name:	Lisa M. Withers
	Its:	Attorney-in-Fact

TC CO-INVESTORS IV, L.L.C.

	By:	Thayer | Hidden Creek Management, L.P.
	Its:	Sole Manager

	By:	Thayer | Hidden Creek Partners, L.L.C.
	Its:	General Partner

	By:	/s/ Lisa M. Withers

	Name:	Lisa M. Withers
	Its:	Attorney-in-Fact

THAYER EQUITY INVESTORS IV, L.P.

	By:	TC Equity Partners IV, L.L.C.
	Its:	General Partner

	By:	Thayer | Hidden Creek Partners, L.L.C.
	Its:	Managing Member

	By:	/s/ Lisa M. Withers

	Name:	Lisa M. Withers
	Its:	Attorney-in-Fact

TC MANUFACTURING HOLDINGS, L.L.C.

	By:	TC Co-Investors IV, L.L.C.
	Its:	Managing Member

	By:	Thayer | Hidden Creek Management, L.P.
	Its:	Sole Manager

	By:	Thayer | Hidden Creek Partners, L.L.C.
	Its:	General Partner

	By:	/s/ Lisa M. Withers

	Name:	Lisa M. Withers
	Its:	Attorney-in-Fact

TC KCO, L.L.C.

	By:	TC Co-Investors IV, L.L.C.
	Its:	Managing Member

	By:	Thayer | Hidden Creek Management, L.P.
	Its:	Sole Manager

	By:	Thayer | Hidden Creek Partners, L.L.C.
	Its:	General Partner

	By:	/s/ Lisa M. Withers

	Name:	Lisa M. Withers
	Its:	Attorney-in-Fact

SIGNATURE PAGE TO SCHEDULE 13E-3

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF THE FILING PERSONS
     The name, business address, position with entity, present principal occupation or employment, and five-year employment history of the directors and executive officers of the relevant company, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below. Except as otherwise indicated, each occupation set forth refers to the company of which the person is an officer or director.
SUNN ACQUISITION CORPORATION

	POSITION WITH	PRINCIPAL OCCUPATION OR
	SUNN	EMPLOYMENT AND FIVE-YEAR
NAME AND ADDRESS	ACQUISITION	EMPLOYMENT HISTORY
Scott D. Rued 1455 Pennsylvania Avenue, N.W. Washington, D.C. 20004 (202) 371-0150	President and Director	Mr. Rued joined Thayer Capital Partners (currently known as Thayer | Hidden Creek) in 2003 and currently serves as a Managing Partner. Prior to joining Thayer, Mr. Rued was the co-founder, President and Chief Executive Officer of Hidden Creek Industries, from 1989 through 2003.

Douglas P. McCormick 1455 Pennsylvania Avenue, N.W. Washington, D.C. 20004 (202) 371-0150	Director	Mr. McCormick joined Thayer Capital Partners (currently known as Thayer | Hidden Creek) in 1999 and currently serves as a Managing Partner.

Marc T. Schölvinck 909 Montgomery Street, Suite 400 San Francisco, CA 94133 (415) 434-1111	Vice President, Treasurer, Secretary, and Director	Mr. Schölvinck joined Blum Capital Partners in 1991. From 1991 to 1993, Mr. Schölvinck was Director of Finance and Controller of Blum Capital Partners. In 1993, Mr. Schölvinck held the position of Personal Assistant to the Chairman of Intabex, responsible for worldwide investments. Mr. Schölvinck rejoined Blum Capital Partners in 1994 and is currently the Chief Financial Officer and a Partner.
     SUNN Acquisition beneficially owns approximately 90.1% of the outstanding Shares. To the knowledge of the Filing Persons, no director or executive officer of SUNN Acquisition beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by SUNN Acquisition.
THAYER-BLUM FUNDING III, L.L.C.

PRINCIPAL OCCUPATION OR
	POSITION WITH	EMPLOYMENT AND FIVE-YEAR
NAME AND ADDRESS	THAYER-BLUM	EMPLOYMENT HISTORY
Scott D. Rued 1455 Pennsylvania Avenue, N.W. Washington, D.C. 20004 (202) 371-0150	Member of the Board of Managers	Mr. Rued joined Thayer Capital Partners (currently known as Thayer | Hidden Creek) in 2003 and currently serves as a Managing Partner. Prior to joining Thayer, Mr. Rued was the co-founder, President and Chief Executive Officer of Hidden Creek Industries, from 1989 through 2003.

Schedule I-1

PRINCIPAL OCCUPATION OR
	POSITION WITH	EMPLOYMENT AND FIVE-YEAR
NAME AND ADDRESS	THAYER-BLUM	EMPLOYMENT HISTORY
Douglas P. McCormick 1455 Pennsylvania Avenue, N.W. Washington, D.C. 20004 (202) 371-0150	Member of the Board of Managers	Mr. McCormick joined Thayer Capital Partners (currently known as Thayer | Hidden Creek) in 1999 and currently serves as a Managing Partner.

Ivor J. Evans 1455 Pennsylvania Avenue, N.W. Washington, D.C. 20004 (202) 371-0150	Member of the Board of Managers	Mr. Evans joined Thayer Capital Partners (currently known as Thayer | Hidden Creek) in 2005 and currently serves as an Operating Partner. Mr. Evans also currently serves as the Chairman of Suntron. Prior to joining Thayer, Mr. Evans held various positions at Union Pacific Corporation, from 1998 through 2005, including serving as Vice Chairman from January 2004 through February 2005 and as a Director from March 1999 through February 2005.

Marc T. Schölvinck 909 Montgomery Street, Suite 400 San Francisco, CA 94133 (415) 434-1111	Member of the Board of Managers	Mr. Schölvinck joined Blum Capital Partners in 1991. From 1991 to 1993, Mr. Schölvinck was Director of Finance and Controller of Blum Capital Partners. In 1993, Mr. Schölvinck held the position of Personal Assistant to the Chairman of Intabex, responsible for worldwide investments. Mr. Schölvinck rejoined Blum Capital Partners in 1994 and is currently the Chief Financial Officer and a Partner.
     Thayer-Blum and certain of its affiliates indirectly beneficially own 89.01% of the outstanding Shares, through their equity ownership in SUNN Acquisition. To the knowledge of the Filing Persons, none of the members of the Board of Managers of Thayer-Blum beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by Thayer-Blum.

Schedule I-2

THAYER| HIDDEN CREEK PARTNERS, L.L.C.

	POSITION WITH THAYER	PRINCIPAL OCCUPATION OR
	| HIDDEN CREEK	EMPLOYMENT AND FIVE-YEAR
NAME AND ADDRESS	PARTNERS, L.L.C.	EMPLOYMENT HISTORY
Frederic V. Malek 1455 Pennsylvania Avenue, N.W. Washington, D.C. 20004 (202) 371-0150	Senior Advisor	Mr. Malek founded Thayer Capital Partners in 1991. He currently serves as Senior Advisor to Thayer | Hidden Creek and is the Chairman of Thayer Capital.

Daniel M. Dickinson 1455 Pennsylvania Avenue, N.W. Washington, D.C. 20004 (202) 371-0150	Managing Partner	Mr. Dickinson joined Thayer Capital Partners (currently known as Thayer | Hidden Creek) in 2001 and currently serves as a Managing Partner.

Scott D. Rued 1455 Pennsylvania Avenue, N.W. Washington, D.C. 20004 (202) 371-0150	Managing Partner	Mr. Rued joined Thayer Capital Partners (currently known as Thayer | Hidden Creek) in 2003 and currently serves as a Managing Partner. Prior to joining Thayer, Mr. Rued was the co-founder, President and Chief Executive Officer of Hidden Creek Industries, from 1989 through 2003.

Douglas P. McCormick 1455 Pennsylvania Avenue, N.W. Washington, D.C. 20004 (202) 371-0150	Managing Partner	Mr. McCormick joined Thayer Capital Partners (currently known as Thayer | Hidden Creek) in 1999 and currently serves as a Managing Partner.

James J. Forese 1455 Pennsylvania Avenue, N.W. Washington, D.C. 20004 (202) 371-0150	Chief Operating Officer and Operating Partner	Mr. Forese joined Thayer Capital Partners (currently known as Thayer | Hidden Creek) in 2003 and currently serves as its Chief Operating Officer and Operating Partner. Prior to joining Thayer, Mr. Forese held various positions at IKON Office Solutions (formerly Alcoa Standard Corporation), from 1996 through 2003, including serving as the President and Chief Executive Officer from July 1998 through May 2002 and serving as Chairman from August 2000 through February 2003.

Schedule I-3

	POSITION WITH THAYER	PRINCIPAL OCCUPATION OR
	| HIDDEN CREEK	EMPLOYMENT AND FIVE-YEAR
NAME	PARTNERS, L.L.C.	EMPLOYMENT HISTORY
Richard A. Snell 1455 Pennsylvania Avenue, N.W. Washington, D.C. 20004 (202) 371-0150	Operating Partner	Mr. Snell joined Thayer Capital Partners (currently known as Thayer | Hidden Creek) in 2003 and currently serves as an Operating Partner. Mr. Snell also currently serves as the Chairman and Chief Executive Officer of Qualitor, Inc. Prior to joining Thayer, Mr. Snell worked as an independent consultant, from 2000 through 2003. Prior to that, Mr. Snell served as the Chairman and Chief Executive Officer of Federal-Mogul Corporation, from 1996 through 2000.

Ivor J. Evans 1455 Pennsylvania Avenue, N.W. Washington, D.C. 20004 (202) 371-0150	Operating Partner	Mr. Evans joined Thayer Capital Partners (currently known as Thayer | Hidden Creek) in 2005 and currently serves as an Operating Partner. Mr. Evans also currently serves as the Chairman of Suntron. Prior to joining Thayer, Mr. Evans held various positions at Union Pacific Corporation, from 1998 through 2005, including serving as Vice Chairman from January 2004 through February 2005 and as a Director from March 1999 through February 2005.
     To the knowledge of the Filing Persons, none of the members of the Investment Committee of Thayer | Hidden Creek Partners, L.L.C. beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by Thayer-Blum.
ADDITIONAL INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF THE FILING PERSONS
     On August 12, 2004, Mr. Malek and Thayer Capital Partners (of which he is the chairman) consented to the entry of an order by the U.S. Securities and Exchange Commission making findings and imposing remedial sanctions and cease-and-desist orders for disclosure violations under the securities laws. The order did not bar Mr. Malek or Thayer Capital Partners from the securities or investment advisers industries, and Mr. Malek and Thayer Capital Partners (currently known as Thayer | Hidden Creek) did not admit or deny the findings. To the knowledge of the Filing Persons, no other director and executive officer of a Filing Person for whom information is provided in this Schedule I (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
     Unless otherwise stated in this Schedule I, each director and executive officer of a Filing Person for whom information is provided in this Schedule I is a U.S. citizen.

Schedule I-4

OTHER MEMBERS OF THAYER-BLUM FUNDING III, L.L.C.
BLUM STRATEGIC GP, L.L.C.
     (a) Name and Address. The principal business address of Blum Strategic GP, L.L.C. is 909 Montgomery Street, Suite 400, San Francisco, CA 94133, and its telephone number is (415) 434-1111.
     (b) Business and Background of Entity. Blum Strategic GP, L.L.C. is a limited liability company organized under the laws of the state of Delaware. Its principal business is to act as a general partner to several investment partnerships. It is the general partner of Blum Strategic Partners, L.P. and of Blum (K*TEC) Co-Investment Partners, L.P.
     (c) Business and Background of Natural Persons. Each individual’s business address is 909 Montgomery Street, Suite 400, San Francisco, CA 94133.
Schedule I-5

PRINCIPAL OCCUPATION OR
	POSITION WITH BLUM	EMPLOYMENT AND FIVE-YEAR
NAME	STRATEGIC GP, L.L.C.	EMPLOYMENT HISTORY
Richard C. Blum	Managing Member	Mr. Blum founded the predecessor to Blum Capital Partners in 1975. Mr. Blum is currently the President and Chairman of Blum Capital Partners.

Nils Colin Lind	Managing Member	Mr. Lind joined Blum Capital Partners in January 1987 and currently serves as the Managing Partner.

John H. Park	Member	Mr. Park joined Blum Capital Partners in May 2004 and is currently a Partner. Prior to joining Blum Capital Partners, Mr. Park spent eleven years at Columbia Wanger Asset Management, L.P. where he was a Partner and Portfolio Manager of the Columbia Acorn Select Fund and Co-Portfolio Manager of the Columbia Acorn Fund. In addition, he was the Director of Domestic Equity Research.

Gregory L. Jackson	Member	Mr. Jackson joined Blum Capital Partners in December 2003 and is currently a Partner. Prior to joining Blum Capital Partners, from 1998, he was with Harris Associates, which started The Oakmark Global Fund in August 1999. From the inception of The Oakmark Global Fund in August 1999 through December 2003, Mr. Jackson was a Co-Portfolio Manager of The Oakmark Global Fund.

Jane J. Su	Member	Ms. Su joined Blum Capital Partners in January 2002 and currently serves as a Partner.

David H.S. Chung	Member	Mr. Chung joined Blum Capital Partners in May 2006 as a Partner. Prior to joining Blum Capital Partners, from August 2005 though May 2006, Mr. Chung was the founder and Chief Executive Officer of Perspective Value Partners, L.P. Prior to that, from 2004 through 2005, he was a private investor pursuing a value-oriented approach. Prior to that, from 2002 through 2004, Mr. Chung was an investment partner in the long-short global equity group at Standard Pacific Capital, LLC, a private investment fund manager.

Nadine Terman	Member	Ms. Terman joined Blum Capital Partners in August 2001 and is currently a Partner.
Schedule I-6

PRINCIPAL OCCUPATION OR
	POSITION WITH BLUM	EMPLOYMENT AND FIVE-YEAR
NAME	STRATEGIC GP, L.L.C.	EMPLOYMENT HISTORY
Gregory D. Hitchan	Member	Mr. Hitchan joined Blum Capital Partners in 2004 and is currently a Partner, and the Chief Operating Officer, General Counsel and Secretary. Prior to joining Blum Capital Partners, from 2001 through 2004, Mr. Hitchan was a senior corporate attorney at Simpson Thacher & Bartlett LLP.

Marc T. Schölvinck	Member	Mr. Schölvinck joined Blum Capital Partners in 1991. From 1991 to 1993, Mr. Schölvinck was Director of Finance and Controller of Blum Capital Partners. In 1993, Mr. Schölvinck held the position of Personal Assistant to the Chairman of Intabex, responsible for worldwide investments. Mr. Schölvinck rejoined Blum Capital Partners in 1994 and is currently the Chief Financial Officer and a Partner.
     To the knowledge of the Filing Persons, none of the members of Blum Strategic GP, L.L.C. beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares beneficially owned by Thayer-Blum.
BLUM STRATEGIC PARTNERS, L.P.
     (a) Name and Address. The principal business address of Blum Strategic Partners, L.P. is 909 Montgomery Street, Suite 400, San Francisco, CA 94133, and its telephone number is (415) 434-1111.
     (b) Business and Background of Entity. Blum Strategic Partners, L.P. is a limited partnership organized under the laws of the state of Delaware. Its principal business is as a private equity investment company. It owns 33.9% of Thayer-Blum.
BLUM (K*TEC) CO-INVESTMENT PARTNERS, L.P.
     (a) Name and Address. The principal business address of Blum (K*TEC) Co-Investment Partners, L.P. is 909 Montgomery Street, Suite 400, San Francisco, CA 94133, and its telephone number is (415) 434-1111.
     (b) Business and Background of Entity. Blum (K*TEC) Co-Investment Partners, L.P. is a limited partnership organized under the laws of the state of Delaware. Its principal business is as a private equity investment company. It owns 6.1% of Thayer-Blum.
ADDITIONAL INFORMATION REGARDING THE OTHER MEMBERS OF THAYER-BLUM FUNDING III, L.L.C.
     To the knowledge of the Filing Persons, none of Blum Strategic GP, L.L.C., Blum Strategic Partner, L.P., or Blum (K*TEC) Co-Investment Partners, L.P. (collectively, the “Blum Entities”), nor any of the directors and executive officers of the Blum Entities for whom information is provided in this Schedule I (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Schedule I-7

     N. Colin Lind is a citizen of both the United States and Norway. Unless otherwise stated in this Schedule I, each director and executive officer of the Blum Entities for whom information is provided in this Schedule I is a U.S. citizen.
Schedule I-8